Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		March 31,	December 31,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,330,432	1,695,841
Other financial assets	7 - 11	57,554	50,250
Other non-financial assets	12	127,844	155,892
Trade and other accounts receivable	7 - 8	459,411	599,381
Accounts receivable from related entities	7 - 9	1,474	158
Inventories	10	297,409	323,574
Current tax assets	18	36,863	42,320

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,310,987	2,867,416

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	230,357	276,122

Total current assets		2,541,344	3,143,538

Non-current assets
Other financial assets	7 - 11	33,225	33,140
Other non-financial assets	12	124,194	126,782
Accounts receivable	7 - 8	5,113	4,986
Intangible assets other than goodwill	15 - 16	972,518	1,046,559
Property, plant and equipment	17	10,423,473	10,730,269
Deferred tax assets	18	781,308	564,816
Total non-current assets		12,339,831	12,506,552
Total assets		14,881,175	15,650,090

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		March 31,	December 31,
LIABILITIES	Note	2021	2020
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 19	3,809,249	3,055,730
Trade and other accounts payables	7 - 20	2,222,577	2,322,125
Accounts payable to related entities	7 - 9	12	812
Other provisions	21	23,770	23,774
Current tax liabilities	18	1,552	656
Other non-financial liabilities	22	1,950,686	2,088,791
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		8,007,846	7,491,888
Total current liabilities		8,007,846	7,491,888

Non-current liabilities
Other financial liabilities	7 - 19	7,010,493	7,803,801
Accounts payable	7 - 24	683,659	651,600
Accounts payable to related entities	7 - 9	422,470	396,423
Other provisions	21	552,545	588,359
Deferred tax liabilities	18	356,523	384,280
Employee benefits	23	68,074	74,116
Other non-financial liabilities	22	654,749	702,008
Total non-current liabilities		9,748,513	10,600,587
Total liabilities		17,756,359	18,092,475

EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings/(losses)	25	(4,624,482)	(4,193,615)
Treasury Shares	25	(178)	(178)
Other reserves		(1,388,131)	(1,388,185)
Parent's ownership interest		(2,866,526)	(2,435,713)
Non-controlling interest	14	(8,658)	(6,672)
Total equity		(2,875,184)	(2,442,385)
Total liabilities and equity		14,881,175	15,650,090

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		March 31,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited

Revenue	26	842,200	2,266,091
Cost of sales	27	(1,043,800)	(1,846,454)
Gross margin		(201,600)	419,637
Other income	28	70,964	86,234
Distribution costs	27	(59,392)	(139,964)
Administrative expenses	27	(88,734)	(137,144)
Other expenses	27	(76,971)	(132,821)
Restructuring activities expenses	27	(91,522)	-
Other gains/(losses)	27	(3,647)	(1,885,315)
Income from operation activities		(450,902)	(1,789,373)
Financial income		7,469	7,088
Financial costs	27	(193,647)	(127,354)
Foreign exchange gains/(losses)	29	(13,327)	(10,864)
Result of indexation units		(193)	(322)
Income (loss) before taxes		(650,600)	(1,920,825)
Income tax benefit / (expense)	18	216,929	(202,676)

NET INCOME (LOSS) FOR THE PERIOD		(433,671)	(2,123,501)
Income (loss) attributable to owners of the parent		(430,867)	(2,120,243)
Income (loss) attributable to non-controlling interest	14	(2,804)	(3,258)
Net income (loss) for the period		(433,671)	(2,123,501)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	(0.71052)	(3.49640)
Diluted earnings (losses) per share (US$)	30	(0.71052)	(3.49640)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		March 31,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited

NET INCOME (LOSS)		(433,671)	(2,123,501)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	4,096	2,949
Total other comprehensive (loss) that will not be reclassified to income before taxes		4,096	2,949
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	1,691	(832,401)
Other comprehensive loss, before taxes, currency translation differences		1,691	(832,401)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(4,829)	(64,285)
Reclassification adjustment on cash flow hedges before tax		1,419	(31,190)
Other comprehensive income (losses), before taxes, cash flow hedges		(3,410)	(95,475)
Change in value of time value of options
Gains (losses) on change in value of time value of options before tax		2,639	-
Reclassification adjustments on change in value of time value of options before tax of options before tax		(489)	-
Other comprehensive income (losses), before taxes, changes in the time value of the options		2,150	-
Total other comprehensive (loss) that will be reclassified to income before taxes		431	(927,876)
Other components of other comprehensive income (loss), before taxes		4,527	(924,927)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(1,099)	(778)
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income		(1,099)	(778)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		318	1,053
Income tax relating to change in value of time value of options in other comprehensive income
Income taxes related to components of other comprehensive loss will be reclassified to income		318	1,053
Total Other comprehensive (loss)		3,746	(924,652)
Total comprehensive income (loss)		(429,925)	(3,048,153)
Comprehensive income (loss) attributable to owners of the parent		(427,666)	(3,049,046)
Comprehensive income (loss) attributable to non-controlling interests		(2,259)	893
TOTAL COMPREHENSIVE INCOME (LOSS)		(429,925)	(3,048,153)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains	Actuarial gains
						from changes	or losses on
				Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2 – 25	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	-	(430,867)	(430,867)	(2,804)	(433,671)
Other comprehensive income		-	-	1,146	(3,092)	2,150	2,997	-	-	3,201	-	3,201	545	3,746
Total comprehensive income		-	-	1,146	(3,092)	2,150	2,997	-	-	3,201	(430,867)	(427,666)	(2,259)	(429,925)
Transactions with shareholders Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	-	287	(3,434)	(3,147)	-	(3,147)	273	(2,874)
Total transactions with shareholders		-	-	-	-	-	-	287	(3,434)	(3,147)	-	(3,147)	273	(2,874)
Closing balance as of March 31, 2021 (Unaudited)		3,146,265	(178)	(3,789,367)	(63,653)	1,770	(22,988)	37,522	2,448,585	(1,388,131)	(4,624,482)	(2,866,526)	(8,658)	(2,875,184)

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(2,120,243)	(2,120,243)	(3,258)	(2,123,501)
Other comprehensive income		-	-	(838,602)	(92,371)	2,170	-	-	(928,803)	-	(928,803)	4,151	(924,652)
Total comprehensive income		-	-	(838,602)	(92,371)	2,170	-	-	(928,803)	(2,120,243)	(3,049,046)	893	(3,048,153)
Transactions with shareholders Dividends	25	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	947	(283)	664		664	(681)	(17)
Total transactions with shareholders		-	-	-	-	-	947	(283)	664	-	664	(681)	(17)
Closing balance as of March 31, 2020 (Unaudited)		3,146,265	(178)	(3,728,889)	(35,479)	(20,770)	37,236	2,452,186	(1,295,716)	(1,767,971)	82,400	(1,393)	81,007

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT METHOD

		For the period ended
		March 31,
	Note	2021	2020
		ThUS$	ThUS$
		Unaudited

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		914,899	2,418,328
Other cash receipts from operating activities		16,517	25,492
Payments for operating activities
Payments to suppliers for goods and services		(817,439)	(1,702,826)
Payments to and on behalf of employees		(249,125)	(385,300)
Other payments for operating activities		(31,634)	(38,866)
Income taxes (paid)		(16,890)	(49,056)
Other cash inflows (outflows)	35	(15,636)	(86,436)

Net cash (outflow) inflow from operating activities		(199,308)	181,336

Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		-	856,363
Other payments to acquire equity or debt instruments of other entities		(82)	(682,397)
Amounts raised from sale of property, plant and equipment		-	64,941
Purchases of property, plant and equipment		(25,296)	(134,730)
Purchases of intangible assets		(9,044)	(13,956)
Interest received		5,378	3,251
Other cash inflows (outflows)	35	(83)	(1,275)

Net cash (outflow) inflow from investing activities		(29,127)	92,197

Cash flows from financing activities	35
Amounts raised from long-term loans		-	596,131
Amounts raised from short-term loans		-	254,668
Loans repayments		(18,241)	(392,555)
Payments of lease liabilities		(61,956)	(109,524)
Dividends paid		-	(571)
Interest paid		(41,187)	(121,864)
Other cash (outflows) inflows	35	(3,415)	(1,727)

Net cash inflow (outflow) from financing activities		(124,799)	224,558

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		(353,234)	498,091
Effects of variation in the exchange rate on cash and cash equivalents		(12,175)	(59,872)

Net (decrease) increase in cash and cash equivalents		(365,409)	438,219
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,695,841	1,072,579
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	1,330,432	1,510,798

The accompanying Notes 1 to 37 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the "Company") is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. After Chapter 11 filing, the ADR program is no longer trading on NYSE. Since then Latam’s ADR are trading in the United States of America on the OTC (Over-The-Counter) markets.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of March 31, 2021, the Company's statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466.382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholders of the Company are Delta Air Lines who owns 20% of the shares and the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, and Inv. Costa Verde Ltda y Cia at CPA., owns 16.39% of the shares issued by the Company.

As of March 31, 2021, the Company had a total of 4,647 shareholders in its registry. At that date, approximately 9.17% of the Company's property was in the form of ADRs.

For the period ended March 31, 2021, the Company had an average of 28,943 employees, ending this period with a total number of 28,854 people, distributed in 4,462 Administration employees, 15,646 in Operations, 5,697 Cabin Crew and 3,049 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As March 31, 2021			As December 31, 2020
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited

96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	99.9714	0.0286	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	99.8900	0.1100	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	96.2208	3.7792	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	99.9800	0.0200	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.9000	0.1000	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)        As of March 31, 2021, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended
		As of March 31, 2021			As of December 31, 2020			March 31,
								2021	2020
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	410,227	1,634,243	(1,230,775)	404,944	1,624,944	(1,219,539)	(15,175)	(101,806)
Foreign	Latam Airlines Perú S.A.	601,204	481,231	119,973	661,721	486,098	175,623	(55,649)	(10,884)
93.383.000-4	Lan Cargo S.A.	751,756	574,437	177,319	749,789	567,128	182,661	(5,325)	11,420
Foreign	Connecta Corporation	55,786	14,842	40,944	57,922	17,335	40,587	357	4,906
Foreign	Prime Airport Services Inc. and Subsidiary (*)	25,196	26,278	(1,082)	25,050	26,265	(1,215)	133	(1,242)
96.951.280-7	Transporte Aéreo S.A.	532,232	340,848	191,384	546,216	347,714	198,502	(7,095)	12,425
96.631.520-2	Fast Air Almacenes de Carga S.A.	20,656	12,846	7,810	20,132	11,576	8,556	(640)	413
Foreign	Laser Cargo S.R.L.	(5)	-	(5)	(6)	-	(6)	-	-
Foreign	Lan Cargo Overseas Limited
	and Subsidiaries (*)	176,172	14,515	161,406	218,435	14,355	203,829	(42,423)	(9,802)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	261,379	96,604	131,981	250,027	86,691	130,823	1,157	755
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,352	53	1,299	1,394	65	1,329	(30)	(58)
96.847.880-K	Technical Trainning LATAM S.A.	2,007	736	1,271	2,181	625	1,556	(262)	181
Foreign	Latam Finance Limited	1,310,734	1,610,991	(300,257)	1,310,735	1,584,311	(273,576)	(26,681)	(26,295)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	1,307,721	1,307,721	-	-	-
Foreign	Profesional Airline Services INC.	23,898	21,060	2,838	17,345	14,772	2,573	265	(201)
Foreign	Jarletul S.A.	31	1,115	(1,084)	34	1,076	(1,042)	(42)	(75)
Foreign	LatamTravel S.R.L.	128	173	(45)	1,061	1,106	(45)	-	(22)
76.262.894-5	Latam Travel Chile II S.A.	882	1,798	(916)	943	1,841	(898)	(18)	(294)
Foreign	TAM S.A. and Subsidiaries (*)	2,712,145	2,821,183	(109,038)	3,110,055	3,004,935	105,120	(199,528)	(339,088)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10. For those subsidiaries that filed for bankruptcy under Chapter 11 (See note 2 to the consolidated financial statements), although in this reorganization process in certain cases decisions are subject to authorization by the Court, considering that the Company and various subsidiaries filed for bankruptcy before the same Court, and before the same judge, the Court generally views the consolidated entity as a single group and management considers that the Company continues to maintain control over its subsidiaries and therefore have considered appropriate to continue to consolidate these subsidiaries.

Changes occurred in the consolidation perimeter between January 1, 2020 and March 31, 2021, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 21, 2021, Inversora Cordillera S.A. carries out the sale of 2,392,166 preferred shares to Transporte Aéreos del Mercosur S.A. consequently, its shareholding composition is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Lan Argentina S.A. carries out the sale of 53,376 preferred shares to Transporte Aéreos del Mercosur S.A. consequently, its shareholding composition is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%

-	On December 22, 2020, Línea Aérea Carguera de Colombia S.A. carries out a capital increase for 1,861,785 shares, consequently, its shareholding composition is as follows: LATAM Airlines Group S.A. with 4.57%, Fast Air S.A. with 1.53%, Inversiones Lan S.A. with 1.53%, Lan Pax Group S.A. with 1.53% and Lan Cargo Inversiones S.A. 81.31%.

-	On December 22, 2020, Inversiones Aéreas S.A. carries out a capital increase for 9,504,335 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 33.41%, Línea Aérea Carguera de Colombia S.A. with 66.43% and Mas Investment Limited with 0.16%.

-	On December 22, 2020, Latam Airlines Perú S.A. carries out a capital increase for 12,312,020 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 23.62% and Inversiones Aéreas S.A. with 76.19%.

-	On December 16, 2020, Lan Pax Group S.A. carries out capital increase for 23,678 shares. However, the shareholding composition has not changed.

-	On December 18, 2020, Latam Ecuador S.A. carries out a capital increase for 30,000,000 shares. However, the shareholding composition is not modified.

-	On March 23, 2020, Transporte Aéreo S.A. carries out a capital increase for 109,662 shares which were acquired by Mas Investment Limited, consequently, the shareholding of Transporte Aéreo S.A. is as follows: Lan Cargo S.A. with 87.12567%, Inversiones Lan S.A. with 0.00012% and Mas Investment Limited with 12.87421%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 and have been prepared in accordance with IAS 34 Interim Financial Reporting.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2020, except for the standards and interpretations adopted as of January 1, 2021.

(a)	Application of new standards for the year 2021:

(a.1.)	Accounting pronouncements with implementation effective from January 1, 2021:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; IFRS 7: Financial Instruments: Disclosure; IFRS 4: Insurance contracts; and IFRS 16: Leases.	August 2020	01/01/2021

The application of these accounting pronouncements as of January 1, 2021, had no significant effect on the Company's consolidated financial statements.

(a.2.) Adoption of IFRS 9 Financial Instruments for hedge accounting:

On January 1, 2018, the effective adoption date of IFRS 9 Financial Instruments, the Company decided to continue applying IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting. On January 1, 2021, the Company modified this accounting policy and adopted IFRS 9 in relation to hedge accounting, aligning the requirements for hedge accounting with the Company's risk management policies.

The Company has evaluated the hedge relationships in force as of December 31, 2020, and has determined that they meet the criteria for hedge accounting under IFRS 9 Financial Instruments as of January 1, 2021 and, consequently, the hedge continue.

The time value of the options used as hedging instruments, at December 31, 2020, will not continue to be designated as part of the hedging relationship will continue been in Other Comprehensive Income until the forecast transaction occurs at which time will be recycled in the income statement. As of December 31, 2020, the amount recognized in Equity corresponding to the temporal value of the options is ThUS $ (380).

The hedge accounting requirements of IFRS 9 applied prospectively. The Company estimates that the application of this part of the standard will not have significant impact on consolidated financial statements.

The Company modified the documentation of the existing hedging relationships as of December 31, 2020 in accordance with the provisions of IFRS 9 Financial Instruments.

(b) Accounting pronouncements not in force for the financial years beginning on January 1, 2021:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 16: Lease.	March 2021	04/01/2021

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements and IFRS practice statements 2	February 2021	01/01/2023

Amendment to IFRS 4: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2023

IFRS 17: Insurance contracts	May 2017	01/01/2023

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

(ii) Improvements

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture

	May 2020	01/01/2022

The Company's management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company's consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 431 million for the period ended March 31, 2021. As of that date, the Company has a negative working capital of US$ 5,466 million and will require additional working capital during 2021 to support a sustainable business operation. As of March 31, 2021, the company has negative equity of US$ 2,866 million, which corresponds to the attributable equity to the owners of the parent.

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Initial Debtors”) filed voluntary petitions for reorganization (the “Initial Bankruptcy Filing”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 (the “Piquero Petition Date”), Piquero Leasing Limited (“Piquero”) also filed a petition for reorganization with the Bankruptcy Court (the “Piquero Bankruptcy Filing”). On July 9, 2020 (together with the Initial Petition Date and Piquero Petition Date, as applicable, the “Petition Date”), TAM S.A. and certain of its subsidiaries in Brazil (together with the Initial Debtors and Piquero, the “Debtors”) also filed petitions for reorganization (together with the Initial Bankruptcy Filing and the Piquero Bankruptcy Filing, the “Bankruptcy Filing”), as a consequence of the prolonged effects of the COVID-19 Pandemic. The Bankruptcy Filing for each of the Debtors is being jointly administered under the caption “In re LATAM Airlines Group S.A.” Case Number 20-11254. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision is, then, final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

Operation and Implication of the Bankruptcy Filing

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allows the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel supplies; and (viii) pay certain foreign vendors and certain vendors deemed critical to the Debtors’ operations.

As debtors-in-possession, the Debtors may use, sell, or lease property of their estates, subject to the Bankruptcy Court’s approval if not otherwise in the ordinary course of business. The Debtors have not yet prepared or filed with the Bankruptcy Court a plan of reorganization, and, pursuant to section 1121 of the Bankruptcy Code, have the exclusive right to propose such a plan on or before June 30, 2021, or such later date as may be further ordered by the Bankruptcy Court. The ultimate plan of reorganization, which can only be adopted after meeting all requirements set forth in sections 1126 and 1129 of the Bankruptcy Code and subject to approval by the Bankruptcy Court, could materially change the amounts and classifications in the consolidated financial statements, including the value, if any, of the Debtors’ prepetition liabilities and securities.

Events Leading to the Chapter 11 Cases

Since the first quarter of 2020, the passenger air transportation business has been affected worldwide by a significant decrease in international air traffic, due to the closure of international borders with the aim of protecting the population from the effects of COVID-19, an infectious disease caused by a new virus, declared a pandemic by the World Health Organization.

LATAM’s preliminary assessment in the beginning of March 2020 indicated previous disease outbreaks have peaked after few months and recovered pre-outbreak levels in no more than 6 to 7 months, and the effect with scenery impacting mainly on Asia Pacific Airlines, indicating impact on Latin America of a marginal decrease of Revenue Per Kilometers forecast.

For the Company, the reduction in its operation began in the middle of March 2020 with the announcement of a 30% decrease in its operations and the suspension of the guidance for 2020 in line with protection measures and boarding restrictions implemented by local governments (March 16, 2020 for Peru, Colombia and Argentina, March 18, 2020 for Chile and March 27, 2020 for Brazil). On March 16, 2020, the Company announced an update of its projection to a progressive decrease in its operation up to 70%.

By March 29, 2020, COVID 19 had already generated an unprecedented shock on Airlines Industry, specifically on airlines passenger revenue. The situation has both broadened and deepened beyond the initial assessment.

In response to COVID 19, governments have been imposing much more severe border restrictions and airlines have been subsequently announcing sharp capacity cuts in response to a dramatic drop in travel demand. On April 2, 2020, the Company announced a decrease in its operation by 95%.

The Company’s passenger traffic for the period ended March 31, 2021, decreased by 68.9% compared to the same period in 2020.

In order to protect liquidity, the Company has carried out financial transactions, such as the use of funds from the Revolving Credit Facility (Revolving Credit Facility) for US $ 600 million, which have affected its financial assets and liabilities, especially the items of Cash and cash equivalents and other financial liabilities.

In March 2021, the group's revenues amounted to approximately 32.6% of first quarter 2019 revenues. At this time, the pace to meet the pre-COVID demand are uncertain and highly dependent on the evolution of the COVID-19 pandemic in the markets in which LATAM Group operates, therefore, management cannot make specific predictions as to this timing, but considers it reasonable to expect that the pace of the demand recovery will be different for each country.

Among the initiatives that the Company studied and committed to protect liquidity were the following:

(i)	Reduction and postponement of the investment plan for different projects;
(ii)	Implementation of control measurements for payments to suppliers and purchases of new goods and services;
(iii)	Negotiation of the payment conditions with suppliers;
(iv)	Ticket refunds via travel vouchers and Frequent Flyer Program points and miles; all in all, the LATAM Group will continue to honor all current and future tickets, as well as travel vouchers, frequent flyer miles and benefits, and flexibility policies;
(v)	Temporary reduction of salaries, considering the legal framework of each country: as of the second quarter, the Company implemented a voluntary process to reduce salaries in force until December 31, 2020. Associated with the restructuring plan and in order to adapt to the new demand scenario, the company has designed a staff reduction plan in the different countries where it operates. The costs associated with the execution of this plan were recorded in income as Restructuring activities expenses. (See note 27d);
(vi)	Short-term debt and debt maturities renewal;
(vii)	Governmental loan request in different countries in which the company operates; and Reduction of non-essential fleet and non-fleet investments.

The Company, in consultation with its advisors, also evaluated a variety of potential restructuring options. In the opinion of the Board, the timings for a conventional bilateral process, the possibility that creditors may have decided to engage in collection actions, the impossibility of curing defaults and the need to implement a comprehensive restructuring of LATAM Airlines to which all its creditors and other interested parties must join, lead the Board to consider an in-court bankruptcy proceedings the best alternative.

In addition, the Board noted that other benefits of an in-court bankruptcy proceeding, including the imposition of the Bankruptcy Code’s “automatic stay,” which protects the Company from efforts by creditors and other interested parties to take action in respect of pre-bankruptcy debt, but which, at the same time, allows it to continue operating with its main assets, suppliers, financial parties, regulators and employees, while structuring a binding reorganization to be financially viable in a post-pandemic scenario.

Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, on May 26, 2020 the Board resolved unanimously that LATAM Airlines should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same.

Since the Chapter 11 filing, the Company secured up to US$ 2.45 billion in a debtor-in-possession financing facility (the “DIP Facility”) (See Note 3.1 c)).

Plan of Reorganization

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. On October 1, 2020, the Bankruptcy Court entered an order extending the period by which the Debtors have the exclusive right to submit a plan of reorganization through and including January 29, 2021; on January 28, 2021, the Bankruptcy Court granted a further extension until June 30, 2021. There is no guarantee that the Company will be able to obtain approval of the proposed reorganization plan from the Bankruptcy Court.

The Company presently expects that any proposed plan of reorganization will provide, among other things, mechanisms for settlement of claims against the Debtors’ estates, treatment of the Company’s existing equity and debt holders, and certain corporate governance and administrative matters pertaining to the reorganized Company. Any proposed plan of reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There can be no assurance that the Company will be able to secure approval for the Company’s proposed plan of reorganization from the Bankruptcy Court.

Going Concern

These Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to uncertainty as a product of the COVID-19 pandemic and the impossibility of knowing its duration at this date and, accordingly, there is a substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of the COVID-19 pandemic, sell assets or enter into a merger or other combination with a third party, any of which could adversely affect the value of the Company’s common stock, or render it worthless. If the Company issues additional debt or equity securities, such securities may enjoy rights, privileges and priorities superior to those enjoyed by holders of the Company’s common stock, thereby diluting the value of the Company’s common stock. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

Chapter 11 Milestones

Notice to Creditors - Effect of the Automatic Stay

The Debtors have notified all known current or potential creditors that the Chapter 11 Cases were filed. Pursuant to the Bankruptcy Code and subject to certain limited exceptions, the filing of the Chapter 11 Cases gave rise to an automatic, worldwide injunction that precludes, among other things, any act to (i) obtain possession of property of or from the Debtors’ estates, (ii) create, perfect, or enforce any lien against property of the Debtors’ estates; (iii) exercise control over property of the Debtors’ estate, wherever in the world that property may be located; and further enjoined or stayed (iv) and also ordered or suspended the commencement or continuation of any judicial, administrative, or other action or proceeding against the debtor that could have been commenced before the Petition Date or efforts to recover a claim against the Debtors that arose before the Petition Date. Vendors are being paid for goods furnished and services provided postpetition in the ordinary course of business.

On August 31, 2020 (the “First Stay Motion”), and December 30, 2020 (the “Second Stay Motion”), Corporación Nacional de Consumidores y Usuarios de Chile (“CONADECUS”) filed two motions in the Bankruptcy Court seeking relief from the automatic stay in order prosecute certain actions against LATAM that are currently pending before the courts of Chile. LATAM filed a brief in opposition to the First Stay Motion, and on December 16, 2020, the Bankruptcy Court heard oral arguments on the First Stay Motion. At that hearing, the Bankruptcy Court granted the First Stay Motion for the limited purpose of allowing CONADECUS to further prosecute its pending appeal before the courts of Chile. On February 9, 2021, the Bankruptcy Court granted the Second Stay Motion on the same narrow grounds as the First Stay Motion. The Bankruptcy Court’s decisions on the First Stay Motion and Second Stay Motion did not affect the underlying proceedings in Chile beyond allowing CONADECUS to continue its pending appeals (See Note 31 I 2 for any updates this proceedings).

Appointment of the Creditors’ Committee

On June 5, 2020, the United States Trustee for Region 2 appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Chapter 11 Cases. The United States Trustee has not solicited additional members for the Creditors’ Committee as a result of TAM S.A. or any of its applicable subsidiaries joining the Bankruptcy Filing. On June 12, 2020, one of the Creditors’ Committee’s members, Compañía de Seguros de Vida Consorcio Nactional de Seguros S.A. resigned from the Creditors’ Committee. No trustee or examiner has been appointed in any of these Chapter 11 Cases. No other official committee have been solicited or appointed.

On March 19, 2021, a pro se plaintiff and purported LATAM equity holder requested that the Bankruptcy Court appoint an official equity committee. At a hearing on the motion, the Bankruptcy Court stated that the movant had not met the burden to appoint an equity committee, and so the movant withdrew the motion without prejudice to renewing it in the future.

Assumption, Amendment & Rejection of Executory Contracts & Leases

Pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors are authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relives the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to satisfy certain prepetition amounts due and owning under such contract or lease.

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 17, 19 and 27). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Following consent of certain lessors to further extend the deadline in order to finalize productive negotiations, the Bankruptcy Court has granted the Debtors’ motions to assume multiple airport leases at Miami-Dade, LAX and JFK related to the Debtors’ passenger and cargo businesses.

Further, the Debtors have or will file motions to reject certain aircraft and engine leases:

Bankruptcy Court approval date:	Asset rejected:
June 8, 2020	(i) 1 Boeing 767
June 24, 2020	(i) 16 Airbus A320-family aircraft; (ii) 2 Airbus A350 aircraft; and (iii) 4 Boeing 787-9
June 28, 2020	(i) 2 Engine model V2527-A5; and (ii) 2 Engine model CFM56-5B4/3
July 29, 2020	(i) 1 Engine model CFM56-5B3/3
August 19, 2020	(i) 1 Boeing 767
October 26, 2020	(i) 3 Airbus A320-family aircraft
October 28, 2020	(i) 1 Airbus A319
November 5, 2020	(i) 1 Airbus A320-family aircraft
January 29, 2021	(i) 2 Airbus A320-family aircraft

As of March 31, 2021, and as a result of these contract rejections, obligations with the lenders and lessors were extinguish and also the Company lost control over the related assets, which led to the derecognition of the assets and the liabilities associated with these aircraft. See note 17, 19 and 27. All accounting effects were recorded during the year ended December 31, 2020 and during the three-month period ended as March 31, 2021 as Restructuring activities expenses.

The Debtors also have or will file motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
February 22, 2021	Aircraft MSNs: 4921, 4943 and 4972
February 22, 2021	Aircraft MSNs 3816
February 25, 2021	Aircraft MSNs 5263, 5316, 5324 and 5364
March 8, 2021	Aircraft MSNs 4860 and 4827

In addition, the Debtors also have or will file motions to enter into certain aircraft lease amendment agreement which have the effect of, among other things, reducing the Debtors’ rental payment obligations, including:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
March 31, 2021	(i) Sapucaia Leasing Limited, PK AirFinance US, LLC, and PK Air 1 LP; (ii) Bank of Utah; (iii) AWAS 5234 Trust; (iv) Aviator IV 3058, Limited; (v) Wilmington Trust Company
(vi) Shenton Aircraft Leasing 3 (Ireland) Limited

With the exception of the motion concerning Shenton Aircraft Leasing 3 (Ireland) Limited, which was adjourned to the May 19, 2021 hearing, all of the foregoing amended lease agreements for March 31, 2021 were presented to the Court and approved at that hearing on that date, with final orders approving the agreements entered in the following weeks.

Statements and Schedules

Since September 8, 2020, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors, for example: “Monthly Operating Report” (MOR). The Company on a monthly basis makes the presentation of these schedules and statements.

Although the Debtors believe that these materials provide the information required under the Bankruptcy Code or orders of the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain of the information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the Debtors believe that the substance and format of these materials do not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Intercompany and Affiliate Transactions

The Debtors are authorized to continue performing certain postpetition intercompany and affiliate transactions in the ordinary course of business, including transactions with non-debtor affiliates, and to honor obligations in connection with such transactions; provided, however, the Debtors shall not make any cash payments on account of prepetition transactions with affiliates absent permission from the Bankruptcy Court, including any repayments on any prepetition loans to non-debtor affiliates pursuant to any such transactions. Out of an abundance of caution, the Debtors have also sought and received Bankruptcy Court approval to contribute capital, capitalize intercompany debt and issue shares between certain debtor affiliates.

Debtor in Possession Financing

On September 19, 2020, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition “debtor-in-possession financing” in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$2.45 billion (See note 3.1 c)).

Establishment of Bar Dates

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities who believe they hold any claims against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). The General Bar Date was not applicable to governmental units, which must have submitted Proofs of Claims by January 5, 2021 (the “Governmental Bar Date”). Finally, as more fully described in the Bar Date Order, claims with respect to rejected contracts or unexpired leases may be subject to a deadline later than the General Bar Date (the “Rejection Bar Date” and, together with the General Bar Date and the Governmental Bar Date, the “Bar Dates’). Any person or entity that fails to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. Notice of the Bar Dates, as well as instructions on how to file Proof of Claims, were sent to all known creditors and published in various newspapers in the United States and South America.

On December 17, 2020, the Court entered an order establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. The Supplemental Bar Date applies only to those entities and individuals specifically identified in the court order. Any person or entity that fails to timely file its Proof of Claim by the Supplemental Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization.

Following the close of the General Bar Date and the Supplemental Bar Date, the Debtors have continued the process of reconciling approximately 6,100 submitted claims and have developed procedures to streamline the claims process. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Although many objections have been entered on an omnibus basis, some claims disputes will likely require individualized adjudication by the Bankruptcy Court. Further, on March 18, 2021, the Bankruptcy Court entered an order approving alternative dispute resolution procedures to resolves certain claims disputes outside of the Bankruptcy Court. As of March 31, 2021, the Debtors had objected to approximately 400 claims with a total value of approximately US$250 million. Given the need to reconcile claims against the Company’s books and records and to resolve claims disputes both in and outside of the Bankruptcy Court, the Company is not yet able to make a reliable estimate of the final claims pool, both in terms of the final number of claims and the value of such claims.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that, the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)       Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)       The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)       All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 17 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.8.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.9.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Until December 31, 2020 the Company recognized the hedging derivatives in accordance with IAS 39, as of January 1, 2021 the Company changed the recognition of these derivatives in accordance with IFRS 9 and continues to recognize under this same standard the derivatives that do not qualify as hedges.

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.

Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The tax expense for the period comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates laboral relation; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other current non-financial assets" in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner

(1)	Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles and point that are not likely to be redeemed ("breakage").

The balance of miles and point that are pending to redeem are include on deferred revenue.

(2)	Miles sold to financial and non-financial partner

To value the miles or points earns through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations, are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately, when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under to IFRS 9 and continue to be presented within the “Other financial liabilities” described in Note 19. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 17, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of price levels, exchange rates and interest rates, quantifies exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

As of March 31, 2021, the Company recognized gains of US$ 0.9 million (positive) for fuel hedge net of premiums in the costs of sale for the period. During the same period of 2020, the Company recognized losses of US$ 14.3 (negative) million for the same concept.

As of March 31, 2021 the market value of the fuel positions was US$ 4.9 million (positive). At the end of December 2020, this market value was US$ 1.3 million (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2021 (Unadited) (*)	Maturities
	Q221	Q321	Q421	Q122	Total
Percentage of coverage over the expected volume of consumption	11%	20%	18%	0%	13%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2020 (*)	Maturities
	Q121	Q221	Q321	Q421	Total
Percentage of coverage over the expected volume of consumption	3%	3%	3%	3%	3%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following tables show the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of March 2021 and the end of December 2020. The projection period was defined until the end of the last fuel hedging contract in force, corresponding to the last business day of the fourth quarter of the year 2021.

	Positions as of March 31, 2021	Positions as of December 31, 2020
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+1.8	+0.6
-5	-1.9	-0.6

Given the fuel hedging structure during first quarter 2021, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 16.1 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 16.6 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2021, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of March 31, 2021, the Company did not maintain FX derivatives. At the end of December 2020, the Company did not maintain FX derivatives.

During the period ended March 31, 2021, the Company did not recognize earnings for FX coverage net of premiums. During the same period of 2020, the Company recognized gains of US$ 0.7 million for FX hedging net of premiums.

As of December 31, 2020, the company does not hold FX derivatives that are not under hedge accounting. As of March 31, 2021, the Company does not hold FX derivatives that are not under hedge accounting.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company's net equity.

As of March 31, 2021, the Company had no current FX derivatives for BRL. At the end of December 2020, the Company had no current FX derivatives for BRL.

During 2017 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same years by notionals UF 8.7 million and UF 5.0 million, respectively. As of March 31, 2021 Company does not has currency hedge swap. At the end of December 2020, Company does not has currency hedge swap.

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)(*)	Effect at March 31, 2021	Effect at December, 2020
of R$/US$(*)	MUS$	MUS$
	Unaudited
-10%	-4.2	+10.9
+10%	+4.2	-10.9

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2021	Effect at December 31, 2020
of R$/US$	MUS$	MUS$
Unaudited
-10%	+152.39	+191.53
+10%	-124.68	-156.71

(iii)       Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("IDC").

Mitigation:

At the end of March 2021, the Company did not have current interest rate derivative positions. Currently a 45% (42% at December 31, 2020) of the debt is fixed to fluctuations in interest rate. Most of this debt is indexed to a benchmark rate based on LIBOR.

Rate Hedging Results:

As of March 31, 2021, the Company did not hold current interest rate derivative positions. At the end of December 2020, the Company did not hold current interest rate derivative positions.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of March 31, 2021	Positions as of December 31, 2020
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
Unaudited
+100 basis points	-41.88	-42.11
-100 basis points	+41.88	+42.11

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

At March 31, 2021 Company does not has interest rate hedge. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

On March 5, 2021, the ICE Benchmark Administration (“IBA”) announced that as a result of little access to the information necessary to calculate the rates, the publication of the 1-week, 2- months term USD rates will cease. on December 31, 2021 and the rest of the terms on June 30, 2023. Although the adoption of SOFR is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate alternative language in existing contracts that reference LIBOR. In this regard, the Company is studying the recommendations and protocols of the relevant authorities.

Currently, the Company only has current fuel derivatives with a nominal value equivalent to 13% coverage of the total consumption expected for the next 12 months.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). Given the impact of COVID-19 on our operation, the client portfolio as of March 31, 2021 decreased when compared to the balance as of December 31, 2020, by 16%, mainly due to the reduction in operations in the transportation of Passengers (travel agencies and corporate), which decreased by 21% in its sales, regarding the cargo business presented a slight increase of 5%. In the case of clients that were left with debt and that management considered risky, the corresponding measures were taken to consider their expected credit loss. The provision at the end of March 2021 was down 9% compared to the end of December 2020, as a result of the decrease in the portfolio due to recoveries and the application of write-offs in the quarter.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and contracting derivative instruments or options.

To reduce the credit risk related to operational activities, the Company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

Additionally, section 345(b) of the Chapter 11 of the US Bankruptcy Code imposes restrictions on, among other things, the institutions where the Debtors can hold their cash. In particular, it establishes that cash should be held in what are called Authorized Bank Depositories, which are US Banking Institutions that are accepted by the US Trustee Program of the US Department of Justice.  Such Authorized Bank Depositories have generally agreed with the US Trustee Program to maintain collateral of no less than 115% of the aggregate funds on deposit (in excess of FDIC insurance limit) by (i) surety bond or (ii) US Treasury securities. Consequently, pursuant to Section 345(b), as implemented through an agreement with the Office of the United States Trustee, as of the year end the Company held the majority of its cash and equivalents in Banks in the US that are depositories authorized by Office of the United States Trustee for the Southern District of New York. Otherwise, the DIP Facility contains certain restrictions on new investments made by the Debtors during the term of the facility.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations. On May 26, 2020, the Company and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States began a voluntary process of reorganization and restructuring of their debt under the protection of the Chapter 11 of the United States, to which on July 9, the Brazilian subsidiary and certain of its subsidiaries were included, in order to preserve the group's liquidity. In light of the unprecedented impact COVID-19 has had on the global aviation industry, this reorganization process provides LATAM with the opportunity to work with the group's creditors, and main stakeholders, to reduce its debt and obtain new sources of financing, providing the company with the tools to adapt the group to this new reality.

The balance of liquid funds, future cash generation and the ability to obtain financing, provides the Company with alternatives to meet future investment and financing commitments.

As of March 31, 2021, the balance of liquid funds is US$ 1,330 million (US $ 1,696 million as of December 31, 2020), which are invested in short-term instruments through financial entities with a high-risk classification.

As of March 31, 2021, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of US$ 600 million, which is fully drawn. This line is secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

Finally, during the first quarter of the year 2021, the Company has reduced budgeted investments by approximately US$ 126 million, mainly related to maintenance, given the lower operation, purchase of engines, investments in cabins and other projects. In addition, LATAM has not received aircraft that were committed to receive in 2021, which at the beginning of the year reached US$ 773 million.

After filing Chapter 11 protection, the company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 2,450 million. This facility consists of two tranches in which the following creditors participate:

1) A Tranche A, which is committed for up to US$ 1,300 million, out of which (i) US$ 1,125 million were be provided by Oaktree Capital Management, L.P. or certain entities related to it; and (ii) US$ 175 million were be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and

2) A Tranche C for a capital amount of up to US$ 1,150 million, of which (i) US$ 750 million was provided by a certain group of LATAM's shareholders composed by Grupo Cueto, Grupo Eblen and Qatar Airways, or certain related entities; (ii) US$ 250 million was provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and (iii) US$ 150 million which was committed by certain additional shareholder investors through a public investment fund managed by Toesca S.A. on November 6, 2020 through a joinder to the DIP Agreement..

In addition, this proposal contemplates a possible Tranche B for up to an additional US$ 750 million, subject to the authorization of the Court and other customary conditions for this type of operations.

On October 8, 2020, the first disbursement took place under the DIP Credit Agreement for a 50% of the total funds committed to that date, US$ 1,150 million. Pursuant to the terms of the DIP Agreement, the Debtors will be required to maintain consolidated liquidity of at least US$ 400 million, taking into consideration the undrawn portion of the DIP financing, and meet certain milestones with respect to the bankruptcy process). Since then, and so far in 2021, the company has not made any other disbursement of the DIP.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	SCOTIABANK	Chile	US$	78,209	-	-	-	-	78,209	74,000	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	42,085	-	-	-	-	42,085	40,000	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	21,067	-	-	-	-	21,067	20,000	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,736	-	-	-	-	12,736	12,000	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,784	-	-	-	-	11,784	11,212	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	1,006	1,672	139,459	-	-	142,137	139,459	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	2,628	68,129	-	-	-	70,757	67,605	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	36,587	13,377	217,401	34,905	428,919	731,189	557,943	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	104,125	80,063	208,250	1,636,063	-	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	51,673	35,671	104,311	107,547	208,716	507,918	466,551	Quarterly / Semiannual	2.68	2.68
0-E	INVESTEC	England	US$	14,632	7,551	19,154	-	-	41,337	37,870	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	46,413	28,532	77,942	80,857	184,662	418,406	382,414	Quarterly	1.66	1.66
0-E	SMBC	U.S.A.	US$	130,537	-	-	-	-	130,537	130,000	At Expiration	1.73	1.73

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	275,735	-	-	-	-	275,735	273,199	At Expiration	1.94	1.94
0-E	MUFG	U.S.A.	US$	97,444	74,653	99,502	15,010	-	286,609	278,024	Quarterly	1.84	1.84
0-E	CITIBANK	U.S.A.	US$	3,366	610,020	-	-	-	613,386	600,000	At Expiration	2.20	2.20
0-E	BANK OF UTAH	U.S.A.	US$	-	-	978,125	-	-	978,125	818,138	At Expiration	18.97	12.26

Financial lease

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	5,965	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	14,574	2,058	1,375	-	-	18,007	17,961	Quarterly	1.98	1.53
0-E	CITIBANK	U.S.A.	US$	99,707	62,141	103,330	46,114	13,354	324,646	312,791	Quarterly	2.56	1.76
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,926	Quarterly	5.65	5.03
0-E	NATIXIS	France	US$	55,120	37,586	81,690	84,823	24,919	284,138	270,855	Quarterly	2.08	2.08
0-E	BNP PARIBAS	U.S.A.	US$	15,626	2,361	-	-	-	17,987	17,951	Quarterly	1.79	1.39
0-E	WELLS FARGO	U.S.A.	US$	149,916	101,296	230,874	74,953	-	557,039	541,405	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	27,478	17,898	20,313	-	-	65,689	65,247	Quarterly	1.28	0.74
0-E	RRPF ENGINE LEASING	England	US$	4,409	3,369	8,790	3,787	-	20,355	18,489	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	6,169	4,775	12,127	-	-	23,071	22,731	Quarterly	1.60	1.01
0-E	BTMU	U.S.A.	US$	14,821	9,672	23,781	-	-	48,274	47,609	Quarterly	1.60	1.00
0-E	US BANK	U.S.A.	US$	78,753	54,543	144,497	68,092	-	345,885	327,419	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	532	2,337	12,243	4,455	-	19,567	18,539	Monthly	1.88	1.88

	TOTAL			1,405,023	1,217,704	2,483,164	2,156,606	860,570	8,123,067	7,077,303

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2021 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	533	170	329	-	-	1,032	943	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	86,309	-	-	-	-	86,309	73,131	Monthly	4.33	4.33
0-E	BANCO DO BRASIL	Brazil	BRL	207,546	-	-	-	-	207,546	182,023	Monthly	3.95	3.95

Financial leases

0-E	NATIXIS	France	US$	30,220	31,137	20,523	-	-	81,880	80,967	Quarterly / Semiannual	4.35	4.35
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,963	1,645	-	-	-	4,608	4,525	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	144,120	-	-	-	-	144,120	144,120	Quarterly	3.31	3.31
0-E	GA TELESIS LLC	U.S.A.	US$	584	1,753	4,675	4,675	7,385	19,072	11,775	Monthly	14.72	14.72

	TOTAL			472,275	34,705	25,527	4,675	7,385	544,567	497,484

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability

-	AIRCRAFT	OTHERS	US$	657,120	282,011	908,717	840,907	808,101	3,496,856	2,907,736	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,937	11,577	20,292	19,409	3,921	59,136	73,646	-	-	-
			UF	1,142	3,405	1,723	1,346	2,374	9,990	9,689	-	-	-
			COP	5	12	27	-	-	44	41	-	-	-
			EUR	89	252	352	-	-	693	656	-	-	-
			PEN	6	13	107	-	-	126	125	-	-	-

Trade and other accounts payables

-	OTHERS	OTHERS	US$	349,952	153,407	-	-	-	503,359	-	-	-	-
			CLP	240,420	273	-	-	-	240,693	-	-	-	-
			BRL	305,724	1,103	-	-	-	306,827	-	-	-	-
			Other currency	533,795	45,821	-	-	-	579,616	-	-	-	-
Accounts payable to related parties currents

Foreign	Inversora Aeronáutica Argentina S.A.	Argentine	US$	4	-	-	-	-	4	4	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Brasil	BRL	1	-	-	-	-	1	1	-	-	-
97.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Chile	CLP	-	-	112,659	-	-	112,659	112,659	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	-	140,823	-	-	140,823	140,823	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	-	140,823	-	-	140,823	140,823	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	-	28,165	-	-	28,165	28,165	-	-	-

	Total			2,092,202	497,874	1,353,688	861,662	814,396	5,619,822	3,414,375

	Total consolidated			3,969,500	1,750,283	3,862,379	3,022,943	1,682,351	14,287,456	10,989,162

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.018.000-1	SCOTIABANK	Chile	US$	76,929	-	-	-	-	76,929	74,000	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	41,543	-	-	-	-	41,543	40,000	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,685	-	-	-	-	20,685	20,000	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,545	-	-	-	-	12,545	12,000	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,631	-	-	-	-	11,631	11,255	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	3,323	2,678	139,459	-	-	145,460	139,459	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	2,104	68,920	-	-	-	71,024	67,868	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	23,210	26,857	217,555	35,041	429,101	731,764	560,113	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	80,063	76,125	208,250	836,063	828,000	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	50,500	40,889	104,166	107,342	219,666	522,563	474,273	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	47,918	37,509	84,048	84,487	35,712	289,674	271,129	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	11,502	9,425	21,042	-	-	41,969	37,870	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	37,114	28,497	77,881	80,678	194,901	419,071	382,413	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	131,345	-	-		-	131,345	130,000	At Expiration	1.73	1.73

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	1,347	275,773	-	-	-	277,120	273,199	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	87,611	74,852	119,460	19,950	-	301,873	291,519	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	3,405	10,404	603,443	-	-	617,252	600,000	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	952,990	-	-	952,990	793,003	At Expiration	22.19	13,19

Financial lease

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	5,965	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,889	2,057	2,062	-	-	18,008	17,961	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	79,117	61,983	118,372	46,115	19,118	324,705	312,792	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,926	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,851	2,343	793	-	-	17,987	17,951	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	114,952	104,946	237,945	99,232	-	557,075	541,406	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,551	17,851	26,308	-	-	65,710	65,247	Quarterly	1.30	0.76
0-E	RRPF ENGINE LEASING	England	US$	4,093	3,382	8,826	4,870	-	21,171	18,489	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,589	4,763	12,977	755	-	23,084	22,730	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,620	9,647	26,261	770	-	48,298	47,609	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	60,527	54,611	144,670	86,076	-	345,884	327,419	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	4,624	12,202	3,153	-		19,979	19,522	Monthly	1.98	1.98

	TOTAL			980,479	925,714	3,109,661	1,401,379	1,726,498	8,143,731	7,077,118

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	452	497	61	-	-	1,010	943	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	91,672	-	-	-	-	91,672	80,175	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	208,987	-	-	-	-	208,987	199,557	Monthly	3.95	3.95

Financial leases

0-E	NATIXIS	France	US$	31,482	9,276	42,383	-	-	83,141	81,260	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,460	2,442	25	-	-	4,927	4,759	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	134,919	-	-	-	-	134,919	144,120	Quarterly	3.07	3.01
0-E	GA TELESIS LLC	U.S.A.	US$	758	1,753	4,675	4,675	7,969	19,830	12,261	Monthly	14.72	14.72

	TOTAL			470,730	13,968	47,144	4,675	7,969	544,486	523,075

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability

-	AIRCRAFT	OTHERS	US$	226,510	679,529	877,438	812,821	889,072	3,485,370	3,026,573	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,403	9,953	6,706	18,271	6,349	44,682	46,520	-	-	-
			UF	2,103	5,836	1,072	1,973	2,485	13,469	11,401	-	-	-
			COP	22	7	14	-	-	43	48	-	-	-
			EUR	156	443	188	-	-	787	772	-	-	-
			PEN	29	15	49	-	-	93	137	-	-	-
			BRL	1,002	3,891	14,414	-	-	19,307	35,555	-	-	-

Trade and other accounts payables

-	OTHERS	OTHERS	US$	330,172	47,781	-	-		377,953	377,953	-	-	-
			CLP	230,997	119,337	-	-		350,334	350,334	-	-	-
			BRL	359,350	5,859	-	-		365,209	365,209	-	-	-
			Other currency	598,619	65,684	-	-		664,303	664,303	-	-	-
Accounts payable to related parties currents

Foreign	Delta Airlines	U.S.A	USD	805	-	-	-		805	805	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-		7	7
97.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Chile	CLP	-	-	105,713	-		105,713	105,713
Foreign	QA Investments Ltd	Jersey Channel Islands	USD	-	-	132,141	-		132,141	132,141	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	USD	-	-	132,141	-		132,141	132,141
Foreign	Lozuy S.A.	Uruguay	USD	-	-	26,428	-	-	26,428	26,428	-	-	-

	Total			1,753,175	938,335	1,296,304	833,065	897,906	5,718,785	5,276,040

	Total consolidated			3,204,384	1,878,017	4,453,109	2,239,119	2,632,373	14,407,002	12,876,233

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2020, the Company had delivered US$ 0.6 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of March 31, 2021, the Company maintains guarantees for US$ 2.3 million corresponding to derivative transactions. The increase was due to: i) the expiration of hedge contracts, ii) the signing of new contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of March 31, 2021, and as a consequence of the expected decline in demand due to the COVID-19 pandemic and the Company's filing for voluntary protection under the U.S. Chapter 11 reorganization statute, Standard & Poor’s, Moody’s y Fitch Ratings withdrew their credit ratings for LATAM

3.3.	Estimates of fair value.

At March 31, 2021, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2021				As of December 31, 2020
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets

Cash and cash equivalents	24,333	24,333	-	-	32,782	32,782	-	-
Short-term mutual funds	24,333	24,333	-	-	32,782	32,782	-	-

Other financial assets, current	7,737	437	7,300	-	4,097	366	3,731	-
Fair value of fuel derivatives	4,878	-	4,878	-	1,296	-	1,296	-
Private investment funds	420	420		-	348	348	-	-
Certificate of Deposit (CBD)	2,422	-	2,422	-	2,435	-	2,435	-
Domestic and foreign bonds	17	17		-	18	18	-	-

Liabilities

Other financial liabilities, current	5,671	-	5,671	-	5,671	-	5,671	-
Fair value of interest rate derivatives	2,734	-	2,734	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	2,937	-	2,937	-	2,937	-	2,937	-

Additionally, at March 31, 2021, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2021		As of December 31, 2020
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,306,099	1,306,099	1,663,059	1,662,969
Cash on hand	2,326	2,326	4,277	4,277
Bank balance	560,705	560,705	732,578	732,578
Overnight	661,079	661,079	802,220	802,220
Time deposits	81,989	81,989	123,984	123,894
Other financial assets, current	49,817	49,817	46,153	46,153
Other financial assets	49,817	49,817	46,153	46,153
Trade debtors, other accounts receivable and Current accounts receivable	459,411	459,411	599,180	599,180
Accounts receivable from entities related, current	1,474	1,474	158	158
Other financial assets, not current	33,225	33,225	33,140	33,140
Accounts receivable, non-current	5,113	5,113	4,986	4,986

Other current financial liabilities	3,801,408	3,520,792	3,050,059	2,995,768
Accounts payable for trade and other accounts payable, current	2,222,577	2,222,577	2,322,961	2,322,961
Accounts payable to entities related, current	12	12	812	812
Other financial liabilities, not current	7,010,493	6,347,159	7,803,801	6,509,081
Accounts payable, not current	683,659	683,659	651,600	651,600
Accounts payable to related entities, non-current	422,470	433,977	396,423	410,706

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 15.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years.

In effect and due to the worldwide contingency of the COVID 19 pandemic, the company has established new commercial policies with clients regarding the validity of air tickets, making it easier to use in flight, reissue and return.

Under this new scenario, in the first trimester year 2021 no income for expiration ticket’s revenue were recorded, which in a normal scenario would have amounted to approximately ThUS $ 23,700.

As of March 31, 2021, deferred income associated with air tickets sold amounted to ThUS $ 820,664 (ThUS $ 904,558 as of December 31, 2020).

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of March 31, 2021, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$ 1,340,247 (ThUS$ 1,365,534 as of December 31, 2020). A hypothetical change of one percentage point in the probability of swaps would translate into an impact of ThUS$ 26,258 in the results as of 2021 (ThUS $ 26,335 in the results as of 2020). The deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS$ 159,774 as of March 31, 2021 (ThUS $ 187,493 as of December 31, 2020). A hypothetical change of two percentage points in exchange probability would translate into an impact of ThUS$ 3,235 in the results as of 2021 (ThUS $ 2,950 in the results as of 2020).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

For the LATAM Pass Brasil loyalty program, expiration occurs after a fixed period of time from accumulation, the model is built by the administration considering historical expiration rates, exchange behaviors and relevant segmentations.

For LATAM Pass there are rules that allow members to renew their miles, so the management in conjunction with an external specialist develop a predictive model of non-use miles, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles.

(f)	Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or implicit, as a result of past events, it is likely that an outflow of resources will be necessary to settle the obligation and the amount is has reliably estimated. Based on available information, the Company uses the knowledge, experience and professional judgment, to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee's incremental loan rate was used, which is derived from the information available on the lease commencement date, to determine the present value of the lease payments. We consider our recent debt issues, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used in determining the liabilities for the lease of the new and the modifications of the fleet contracts recorded as of March 31, 2021 would increase the liability for the lease by approximately US$ 7 million.

(ii)	Lease term

In determining the term of the lease, all the facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the term of the lease if you are reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the control of the lessee.

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus ensuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

As of March 31, 2021, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Peru	68,374	179,774
Argentina	15,701	133,961
U.S.A.	120,326	238,137
Europe	54,050	171,260
Colombia	69,228	91,007
Brazil	254,430	844,097
Ecuador	36,201	44,367
Chile	156,482	358,741
Asia Pacific and rest of Latin America	67,408	204,747

Income from ordinary activities	842,200	2,266,091

Other operating income	70,964	86,234

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Cash on hand	2,326	4,277
Bank balances	560,705	732,578
Overnight	661,079	802,220

Total Cash	1,224,110	1,539,075

Cash equivalents
Time deposits	81,989	123,984
Mutual funds	24,333	32,782

Total cash equivalents	106,322	156,766

Total cash and cash equivalents	1,330,432	1,695,841

Balance include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to a motion approved by the US bankruptcy court these balance can only be used on normal course of business activities and invested on specific banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Argentine peso	6,004	20,107
Brazilian real	88,094	136,938
Chilean peso	18,110	32,649
Colombian peso	20,325	17,185
Euro	8,369	10,361
US Dollar	1,156,764	1,438,846
Other currencies	32,766	39,755

Total	1,330,432	1,695,841

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of March 31, 2021 (Unaudited)

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,306,099	24,333	-	1,330,432
Other financial assets, current (*)	52,256	420	4,878	57,554
Trade and others accounts receivable, current	459,411	-	-	459,411
Accounts receivable from related entities, current	1,474	-	-	1,474
Other financial assets, non current	33,225	-	-	33,225
Accounts receivable, non current	5,113	-	-	5,113
Total	1,857,578	24,753	4,878	1,887,209

Liabilities	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	3,803,578	2,937	2,734	3,809,249
Trade and others accounts payable, current	2,222,577	-	-	2,222,577
Accounts payable to related entities, current	12	-	-	12
Other financial liabilities, non-current	7,010,493	-	-	7,010,493
Accounts payable, non-current	683,659	-	-	683,659
Accounts payable to related entities, non-current	422,470	-	-	422,470
Total	14,142,789	2,937	2,734	14,148,460

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds; and as measured at amortized cost correspond to guarantees delivered.

As of December 31, 2020

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,663,059	32,782	-	1,695,841
Other financial assets, current (*)	48,605	348	1,297	50,250
Trade and others accounts receivable, current	599,381	-	-	599,381
Accounts receivable from related entities, current	158	-	-	158
Other financial assets, non current	33,140	-	-	33,140
Accounts receivable, non current	4,986	-	-	4,986
		-	-	-
Total	2,349,329	33,130	1,297	2,383,756

Liabilities	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	3,050,059	2,937	2,734	3,055,730
Trade and others accounts payable, current	2,322,125	-	-	2,322,125
Accounts payable to related entities, current	812	-	-	812
Other financial liabilities, non-current	7,803,801	-	-	7,803,801
Accounts payable, non-current	651,600	-	-	651,600
Accounts payable to related entities, non-current	396,423	-	-	396,423
Total	14,224,820	2,937	2,734	14,230,491

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Trade accounts receivable	447,628	532,106
Other accounts receivable	127,936	194,454

Total trade and other accounts receivable	575,564	726,560
Less: Expected credit loss	(111,041)	(122,193)

Total net trade and accounts receivable	464,523	604,367
Less: non-current portion – accounts receivable	(5,112)	(4,986)

Trade and other accounts receivable, current	459,411	599,381

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of March 31, 2021			As December 31, 2020
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	4%	274,335	(10,862)	4%	302,079	(11,112)
From 1 to 90 days	8%	51,495	(3,999)	4%	103,615	(4,049)
From 91 to 180 days	11%	18,041	(1,951)	66%	15,989	(10,501)
From 181 to 360 days	67%	20,455	(13,796)	80%	40,621	(32,627)
more of 360 days	97%	83,302	(80,433)	92%	69,802	(63,904)

Total		447,628	(111,041)		532,106	(122,193)

(1) Corresponds to the consolidated expected rate of accounts receivable.

(2) The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	March 31,	December 31,
Currency	2021	2020
	ThUS$	ThUS$
	Unaudited
Argentine Peso	8,376	6,517
Brazilian Real	153,482	221,952
Chilean Peso	23,649	44,737
Colombian Peso	2,604	1,292
Euro	21,334	24,370
US Dollar	238,616	292,125
Korean Won	20	79
Mexican Peso	4,245	4,624
Australian Dollar	153	49
Pound Sterling	7,675	5,647
Uruguayan Peso (New)	790	792
Swiss Franc	54	754
Japanese Yen	48	77
Swedish crown	716	129
Other Currencies	2,761	1,223

Total	464,523	604,367

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2020 (Unaudited)	(100,402)	1,940	2,438	(96,024)
From April 1 to December 31, 2020 (Unaudited)	(96,024)	28,814	(54,983)	(122,193)
From January 1 to March 31, 2021 (Unaudited)	(122,193)	13,186	(2,034)	(111,041)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2021			As December 31, 2020
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	447,628	(111,041)	336,587	532,106	(122,193)	409,913
Other accounts receivable	127,936	-	127,936	194,454	-	194,454

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2021	2020
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	344	148
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	1
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	1,121	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	7	6
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	-	1

	Total current assets				1,474	158

(b)	Current and non current accounts payable

						Non current liabilities
					As of	As of	As of	As of
			Country		March 31,	December 31,	March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2021	2020	2021	2020
					ThUS$	ThUS$	ThUS$	ThUS$
					Unaudited		Unaudited

Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	4	-	-	-
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	-	805	-	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	-	-	-
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	1	-	-	-
96.810.370-9	Inversiones Costa Verde
	Ltda. y CPA. (*)	Related director	Chile	CLP	-	-	112,659	105,713
Foreign	QA Investments Ltd (*)	Common shareholder	Jersey Channel Islands	US$	-	-	140,823	132,141
Foreign	QA Investments 2 Ltd (*)	Common shareholder	Jersey Channel Islands	US$	-	-	140,823	132,141
Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	-	-	28,165	26,428

	Total current and non current liabilities				12	812	422,470	396,423

(*)	The balance correspond to DIP loan which is explained on Note 3.1 c).

Transactions between related parties have been carried out on arm´s lenght conditions between interested and duly-informed parties. The transaction times for Current and Non-Current Liabilities, they correspond to between 30 to 45 days and 1 to 2 years respectively, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Technical stock	258,992	284,409
Non-technical stock	38,417	39,165
Total	297,409	323,574

The items included in this item correspond to spare parts and materials which will be used, mainly, in consumptions of on-board services and in own and third-party maintenance services; These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	45,390	42,979
Provision for obsolescence Non-technical stock	4,942	4,651
Total	50,332	47,630

The resulting amounts do not exceed the respective net realization values.

As of March 31, 2021, the Company registered ThUS$ 1,857 (ThUS$ 26,196 as of March 31, 2020) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Other financial assets
Private investment funds	420	348	-	-	420	348
Deposits in guarantee (aircraft)	2,422	2,435	21,221	21,498	23,643	23,933
Guarantees for margins of derivatives	2,285	3,047	-	-	2,285	3,047
Other investments		-	493	493	493	493
Domestic and foreign bonds	17	18	-	-	17	18
Other guarantees given	47,532	43,106	11,511	11,149	59,043	54,255
Subtotal of other financial assets	52,676	48,954	33,225	33,140	85,901	82,094
(b) Hedging derivate asset
Accrued Interest since the last payment date
Cross currency swap of currencies	-	-	-	-	--
Fair value of interest rate derivatives	-	-	-	-	--
Fair value of foreign currency derivatives	-	-	-	-	--
Fair value of fuel price derivatives	4,878	1,296	-	-	4,878	1,296
Subtotal of derivate assets	4,878	1,296	-	-	4,878	1,296
Total Other Financial Assets	57,554	50,250	33,225	33,140	90,779	83,390

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

(b)	The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	March 31,	December 31,
Type of currency	2021	2020
	ThUS $	ThUS $
	Unaudited

Argentine peso	420	460
Brazilian real	7,837	8,475
Chilean peso	4,912	4,056
Colombian peso	1,265	500
Euro	3,108	3,236
U.S.A dollar	70,573	63,922
Other currencies	2,664	2,741
Total	90,779	83,390

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Advance payments
Aircraft insurance and other	4,630	10,137	-	-	4,630	10,137
Others	9,784	15,375	2,486	2,998	12,270	18,373
Subtotal advance payments	14,414	25,512	2,486	2,998	16,900	28,510
(b) Contract assets (1)
GDS costs	6,033	4,491	-	-	6,033	4,491
Credit card commissions	4,922	6,021	-	-	4,922	6,021
Travel agencies commissions	3,987	4,964	-	-	3,987	4,964
Subtotal advance payments	14,942	15,476	-	-	14,942	15,476
(c) Other assets
Aircraft maintenance reserve (2)	-	8,613	-	-	-	8,613
Sales tax	94,556	102,010	45,604	46,210	140,160	148,220
Other taxes	3,674	4,023	-	-	3,674	4,023
Contributions to the International Aeronautical
Telecommunications Society (“SITA”)	258	258	739	739	997	997
Judicial deposits	-	-	75,365	76,835	75,365	76,835
Subtotal other assets	98,488	114,904	121,708	123,784	220,196	238,688
Total Other Non - Financial Assets	127,844	155,892	124,194	126,782	252,038	282,674

(1) Movement of Contracts assets:

			Cummulative
			translation
	Initial balance	Activation	adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2020 (Unaudited)	56,576	129,700	(9,365)	(140,097)	36,814
From april 1 to December 31, 2020 (Unaudited)	36,814	17,078	(5,307)	(33,109)	15,476
From January 1 to March 31, 2021 (Unaudited)	15,476	125,072	12,847	(138,453)	14,942

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These deposits are calculated based on the operation, measured in cycles or flight hours, are paid periodically, and it is contractually stipulated that they be returned to the Company each time major maintenance is carried out. At the end of the lease, the unused maintenance reserves are returned to the Company or used to compensate the lessor for any debt related to the maintenance conditions of the aircraft.

In some cases, (2 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of March 31, 2021, the company does not maintain maintenance reserves, this because they were executed by the lessor for the no payment during Chapter 11 procedure, (ThUS $ 8,613 as of December 31, 2020).

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at March 31, 2021 and December 31, 2020, are detailed below:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	229,256	275,000
Engines and rotables	729	740
Other assets	372	382
Total	230,357	276,122

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the period.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During the year 2020, the sale of a Boeing 767 aircraft took place and therefore US $ 5.5 million was recognized as profit from the transaction.

Additionally, during the year 2020, Delta Air Lines, Inc. canceled the purchase of four Airbus A350 aircraft, given this, LATAM was compensated with the payment of ThUS $ 62,000, which was recorded in the income statement as other income. These four aircraft were reclassified to Property, plant and equipment.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale.

Additionally, during the period 2021, were recognized a loss adjustment for US$ 46 million (US$ 332 million in 2020) in income statement to adjust the assets to its fair value less the cost of sales, which were recorded the income statements as part of the expenses of restructuring activities.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	March 31,	December 31,
Aircraft	2021	2020
	Unaudited

Boeing 767	11	11
Total	11	11

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	March 31,	December 31,
Name of significant subsidiary	incorporation	currency	2021	2020
			%	%
			Unaudited

Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A.	Argentina	ARS	99.98370	99.98370
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.20120	99.20120
TAM S.A.	Brazil	BRL	100.00000	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to the controling entity in the normal course of operations, except for those imposed by Chapter 11 of the United States Bankruptcy Law, on dividend payments prior to the application for protection.

Summary financial information of significant subsidiaries

							Income for the period
	Statement of financial position as of March 31, 2021						ended March 31, 2021
	Total	Current	Non-current Total		Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets Liabilities		Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$ ThUS$		ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited

Latam Airlines Perú S.A.	601,204	569,171	32,033	481,231	479,068	2,163	73,465	(42,399)
Lan Cargo S.A.	751,756	475,993	275,763	574,437	518,632	55,805	50,566	(5,325)
Lan Argentina S.A.	164,768	159,632	5,136	141,655	140,083	1,572	(2,452)	(61,434)
Transporte Aéreo S.A.	532,232	252,279	279,953	340,848	277,920	62,928	42,486	(7,095)
Latam Airlines Ecuador S.A.	113,841	110,299	3,542	97,900	85,601	12,299	11,114	(2,740)
Aerovías de Integración Regional, AIRES S.A.	67,890	64,255	3,635	74,338	66,013	8,325	37,844	(6,116)
TAM S.A. (*)	2,713,395	1,232,077	1,481,318	2,819,135	2,017,441	801,694	340,281	(196,164)

							Income for the period
	Statement of financial position as of December 31, 2020						ended March 31, 2020
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$ ThUS$		ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	661,721	629,910	31,811	486,098	484,450	1,648	270,614	(5,333)
Lan Cargo S.A.	749,789	472,869	276,920	567,128	516,985	50,143	68,838	11,420
Lan Argentina S.A.	176,790	171,613	5,177	148,824	146,555	2,269	65,920	(53,008)
Transporte Aéreo S.A.	546,216	264,690	281,526	347,714	278,319	69,395	78,097	12,425
Latam Airlines Ecuador S.A.	108,086	104,534	3,552	99,538	87,437	12,101	38,562	(2,958)
Aerovías de Integración Regional, AIRES S.A.	76,770	73,446	3,324	77,471	68,433	9,038	62,330	(29,224)
TAM S.A. (*)	3,110,055	1,492,792	1,617,263	3,004,935	2,206,089	798,846	1,099,116	(339,118)

(*) Corresponds to consolidated information of TAM S.A. and subsidiaries

(b)	Non-controlling interest

			As of	As of	As of	As of
Equity		Country	March 31,	December 31,	March 31,	December 31,
	Tax No.	of origin	2021	2020	2021	2020
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited

Latam Airlines Perú S.A	0-E	Peru	0.19000	0.19000	(10,091)	(7,238)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	612	666
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.01630	571	(276)
Lan Argentina S.A.	0-E	Argentina	0.00344	0.00344	1	1
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	0.87000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(5)	(6)
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	9.54000	9.54000	(388)	(522)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(59)	(13)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	698	713
Total					(8,658)	(6,672)

			For the Period ended		For the Period ended
Incomes		Country	March 31,	March 31,	March 31,
	Tax No.	of origin	2021	2020	2021	2020
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited

Latam Airlines Perú S.A	0-E	Peru	0.19000	30.00000	(2,790)	(3,265)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(25)	19
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.01630	(10)	84
Lan Argentina S.A.	0-E	Argentina	0.00344	0.02890	(2) 17
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	-	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	9.54000	10.00000	137	89
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(49)	(236)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	(65)	32
Total					(2,804)	(3,258)

(*) See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Airport slots	575,915	627,742	575,915	627,742
Loyalty program	186,636	204,615	186,636	204,615
Computer software	123,744	139,113	509,221	528,097
Developing software	82,052	68,521	82,731	69,379
Trademarks (1)	3,968	6,340	36,306	39,803
Other assets	203	228	1,315	1,315
Total	972,518	1,046,559	1,392,124	1,470,951

a)	Movement in Intangible assets other than goodwill:

	Computer software			Trademarks
	and	Developing	Airport	and loyalty
	others Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	-	13,562	-	-	13,562
Withdrawals	(3)	-	(36,896)	-	(36,899)
Transfer software	37,195	(37,335)	-	-	(140)
Foreign exchange	(19,457)	(6,043)	(181,548)	(63,303)	(270,351)
Amortization (3)	(18,317)	-	-	(1,619)	(19,936)
Closing balance as of March 31, 2020 (Unaudited)	220,742	69,377	627,515	216,843	1,134,477
Opening balance as of April 1, 2020	220,742	69,377	627,515	216,843	1,134,477
Additions	45	62,769	-	-	62,814
Withdrawals	(330)	(454)	-	-	(784)
Transfer software	63,820	(62,555)	-	-	1,265
Foreign exchange	(785)	(616)	227	(175)	(1,349)
Amortization (3)	(144,151)	-	-	(5,713)	(149,864)
Closing balance as of December 31, 2020	139,341	68,521	627,742	210,955	1,046,559
Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	14,862	-	-	14,862
Withdrawals	-	-	-	-	-
Transfer software	64	(935)	-	-	(871)
Foreign exchange	(4,787)	(396)	(51,827)	(18,536)	(75,546)
Amortization	(10,671)	-	-	(1,815)	(12,486)
Closing balance as of March 31, 2021 (Unaudited)	123,947	82,052	575,915	190,604	972,518

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group's brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

(2)	See Note 2.5

(3)	In 2020, a digital transformation was implemented (LATAM XP), as a result some projects became obsolete and were fully amortized.

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs, brands and other assets as of March 31, 2021, amounts to ThUS $ 419,606 (ThUS $ 424,932 as of December 31, 2020).

b)	Impairment Test Intangible Assets with an indefinite useful life

As of March 31, 2021, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of March 31, 2021 LATAM Airlines Group S.A. maintained a suspension of a large part of the operation and as a result of the impacts mentioned in Note 2 associated with COVID 19, impairment indicator were identified that led the Company to carry out an impairment test.

Impairment indicator identified were: Increase in uncertainty about pandemic on the economic and health situation, the lengths of the crisis, the extent of the closure of operations, among others.

The recoverable amount of the CGU was determined based on calculations of the value in use.

These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU "Air transport", are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of March 31, 2021 the recoverable values were determined using the following assumptions presented bellow:

CGU
Air transport

Annual growth rate (Terminal)%		1.1 - 2.0
Exchange rate (1)	R$/US$	5.4 - 5.7
Discount rate based on the weighted average
cost of capital (WACC)%		9.00 - 9.50
Fuel Price from futures prices curves
commodities markets	US$/barrel	71 - 73

(1)	In line with the expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its principal assumptions, conclude that the calculated value in use exceed the book value of the cash-generating unit, and therefore no impairment was detected.

The CGU is sensitive to annual growth, discount and exchange rates. The analysis of sensitivity included the individual impact of variations in critical assumptions when determine the value in use, as follow:

	Increase	Decrease rate
	WACC	Terminal growth
	Maximum	Minimal
	%	%
Air Transportation CGU	9,65	0,6

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - GOODWILL

Movement of Goodwill, separated by CGU:

Air
	Transport	Total
	ThUS$	ThUS$

Opening balance as of January 1, 2020	2,209,576	2,209,576
Increase (decrease) due to exchange rate differences	(480,601)	(480,601)
Impairment loss	(1,728,975)	(1,728,975)
Closing balance as of March 31, 2020 (Unaudited)	-	-
Opening balance as of April 1, 2020	-	-
There are no movements during the period	-	-
Closing balance as of December 31, 2020	-	-
Opening balance as of January 1, 2021	-	-
There are no movements during the period	-	-
Closing balance as of March 31, 2021 (Unaudited)	-	-

During the year 2020, the Company recognized an impairment for the total goodwill.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	380,821	377,961	-	-	380,821	377,961
Land	41,503	42,979	-	-	41,503	42,979
Buildings	121,025	123,836	(58,237)	(58,629)	62,788	65,207
Plant and equipment	11,998,200	12,983,173	(4,432,972)	(5,292,429)	7,565,228	7,690,744
Own aircraft (3) (4)	11,393,620	12,375,500	(4,228,378)	(5,088,297)	7,165,242	7,287,203
Other (2)	604,580	607,673	(204,594)	(204,132)	399,986	403,541
Machinery	25,407	27,402	(22,448)	(23,986)	2,959	3,416
Information technology equipment	143,372	147,754	(129,810)	(132,923)	13,562	14,831
Fixed installations and accessories	148,149	154,414	(103,341)	(105,215)	44,808	49,199
Motor vehicles	48,081	49,345	(43,107)	(44,140)	4,974	5,205
Leasehold improvements	201,742	201,828	(131,323)	(127,420)	70,419	74,408
Subtotal Properties, plant and equipment	13,108,300	14,108,692	(4,921,238)	(5,784,742)	8,187,062	8,323,950
b) Right of use
Aircraft (3)	5,296,471	5,369,519	(3,122,103)	(3,031,477)	2,174,368	2,338,042
Other assets	244,855	244,847	(182,812)	(176,570)	62,043	68,277
Subtotal Right of use	5,541,326	5,614,366	(3,304,915)	(3,208,047)	2,236,411	2,406,319
Total	18,649,626	19,723,058	(8,226,153)	(8,992,789)	10,423,473	10,730,269

(1)	As of March 31, 2021, includes advances paid to aircraft manufacturers for ThUS$ 363,327 (ThUS$ 360,387 as of December 31, 2020)
(2)	Consider mainly rotables and tools.
(3)	As of March 31, 2021, due to the process of Chapter 11, 2 aircraft were rejected, which belong to Asset by right of use (2 A320). In 2020 29 aircraft lease contract were rejected, 19 were presented as to Property, plant and equipment, (2 A350, 11 A321, 1 A320, 1 A320N and 4 B787) and 10 were presented as to right of use assets, (1 A319, 7 A320 and 2 B767).
(4)	As of December 31, 2020, eleven B767 aircraft were classified as non-current assets or groups of assets for disposal as held for sale.

(a)	Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations &	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920

Additions	3,698	-	-	204,147	742	8	-	-	208,595
Disposals	-	-	-	(1,414)	(15)	-	(3)	-	(1,432)
Retirements	-	-	-	(25,369)	(8)	-	-	-	(25,377)
Depreciation expenses	-	-	(1,240)	(203,544)	(1,692)	(2,264)	(21)	(3,577)	(212,338)
Foreign exchange	(3,532)	(5,348)	(4,797)	(147,587)	(1,367)	(7,665)	-	(2,061)	(172,357)
Other increases (decreases) (**)	9,373	-	-	(8,237)	236	1,310	-	-	2,682
Changes, total	9,539	(5,348)	(6,037)	(182,004)	(2,104)	(8,611)	(24)	(5,638)	(200,227)
Closing balance as of March 31, 2020 (Unaudited)	382,128	43,058	68,825	9,192,512	18,672	51,223	453	92,822	9,849,693

Opening balance as of April 1, 2020	382,128	43,058	68,825	9,192,512	18,672	51,223	453	92,822	9,849,693

Additions	2,837	-	-	281,653	553	1	-	-	285,044
Disposals	-	-	-	(25)	(97)	(31)	(1)	-	(154)
Rejection fleet (*)	-	-	-	(1,081,496)	-	-	-	(82)	(1,081,578)
Retirements	(39)	-	-	(82,543)	(47)	(3,250)	-	-	(85,879)
Depreciation expenses	-	-	(3,579)	(478,558)	(4,494)	(6,773)	(60)	(12,965)	(506,429)
Foreign exchange	931	(80)	(39)	1,368	(176)	470	4	(526)	1,952
Other increases (decreases) (**)	(7,896)	1	-	(133,942)	420	7,559	-	(4,841)	(138,699)
Changes, total (Unaudited)	(4,167)	(79)	(3,618)	(1,493,543)	(3,841)	(2,024)	(57)	(18,414)	(1,525,743)
Closing balance as of December 31, 2020	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950

Opening balance as of January 1, 2021	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950

Additions	1,175	-	77	70,619	173	5	-	-	72,049
Disposals	-	-	-	-	-	(18)	(4)	-	(22)
Rejection fleet (*)	-	-	-	(307)	-	-	-	-	(307)
Retirements	-	-	-	(10,387)	-	(10)	-	-	(10,397)
Depreciation expenses	-	-	(1,162)	(154,758)	(1,194)	(2,077)	(18)	(3,938)	(163,147)
Foreign exchange	(578)	(1,476)	(1,334)	(46,417)	(347)	(2,442)	-	(51)	(52,645)
Other increases (decreases)	2,263	-	-	15,068	99	151	-	-	17,581
Changes, total	2,860	(1,476)	(2,419)	(126,182)	(1,269)	(4,391)	(22)	(3,989)	(136,888)

Closing balance as of March 31, 2021 (Unaudited)	380,821	41,503	62,788	7,572,787	13,562	44,808	374	70,419	8,187,062

(*)	Include aircraft lease rejection due to Chapter 11 process.
(**)	Include the reclassification of 4 A350 aircraft that were incorporated on property plant and equipment from available for sale for ThUS$464,812 and the reclassification of 11 B767 aircraft that were moved to available for sales for ThUS$(606,522) (see note 13).

(b)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS $	ThUS $	ThUS $

Opening balances as of January 1, 2020	2,768,540	101,158	2,869,698
Additions	-	51	51
Depreciation expense	(100,359)	(6,269)	(106,628)
Cummulative translate adjustment	(6,288)	(10,912)	(17,200)
Other increases (decreases)	-	3,659	3,659
Total changes	(106,647)	(13,471)	(120,118)
Final balances as of March 31, 2020 (Unaudited)	2,661,893	87,687	2,749,580

Opening balances as of April 1, 2020	2,661,893	87,687	2,749,580
Additions	-	348	348
Fleet rejection (*)	(9,090)	-	(9,090)
Depreciation expense	(295,577)	(16,223)	(311,800)
Cummulative translate adjustment	(290)	(261)	(551)
Other increases (decreases)	(18,894)	(3,274)	(22,168)
Total changes (Unaudited)	(323,851)	(19,410)	(343,261)
Final balances as of December 31, 2020	2,338,042	68,277	2,406,319

Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319
Fleet rejection (*)	(19,668)	-	(19,668)
Depreciation expense	(95,132)	(3,628)	(98,760)
Cummulative translate adjustment	(1,089)	(2,613)	(3,702)
Other increases (decreases)	(47,785)	7	(47,778)
Total changes	(163,674)	(6,234)	(169,908)
Final balances as of March 31, 2021 (Unaudited)	2,174,368	62,043	2,236,411

(*)	Include aircraft lease rejection due to Chapter 11 process.

(c)	Composition of the fleet

		Aircraft included				Aircraft included
		in Property,				as Rights		Total
		plant and equipment				of use assets		fleet
		As of		As of		As of	As of	As of		As of
		March 31,		December 31,		March 31,	December 31,	March 31,		December 31,
Aircraft	Model	2021		2020		2021	2020	2021		2020
		Unaudited				Unaudited		Unaudited
Boeing 767	300ER	17		17		-	-	17		17
Boeing 767	300F	11	(1)	11	(1)	1	1	12	(1)	12	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	2		2		10	10	12		12
Airbus A319	100	37		37		7	7	44		44
Airbus A320	200	95	(2)	96	(2)	36	38	131	(2)	134	(2)
Airbus A320	NEO	6		6		6	6	12		12
Airbus A321	200	19		19		19	19	38		38
Airbus A350	900	4		4		7	7	11		11
Total		201		202		96	98	297		300

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.
(2)	Two aircraft leased to Sundair.

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				March 31,		December 31,
				2021		2020
Guarantee	Creditor	Committed		Existing	Book	Existing	Book
agent (1)	company	Assets	Fleet	Debt	Value	Debt	Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	MUFG	Aircraft and engines	Airbus A319	63,103	264,442	69,375	268,746
Trust Company			Airbus A320	57,839	250,801	63,581	257,613
			Boeing 767	42,825	177,067	43,628	180,591
			Boeing 787	114,257	116,930	114,936	119,229
							-
Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	6,936	1,073	6,936
			Airbus A320	139,192	117,205	139,192	122,251
			Airbus A321 / A350	30,733	27,933	30,733	28,127
			Boeing 767	10,404	32,007	10,404	32,802
			Boeing 787	91,797	42,218	91,797	43,020
Bank Of Utah	BNP Paribas	Aircraft and engines (2)	Airbus A320 / A350	262,420	285,455	262,420	289,946
			Boeing 787	204,131	243,154	211,849	246,349
	Investec	Aircraft and engines (2)	Airbus A320 / A350	37,870	-	37,870	-
	SMBC	Aircraft and engines (2)	Airbus A350	130,000	133,271	130,000	134,780
						-	-
Natixis	Natixis	Aircraft and engines	Airbus A321	-	-	271,129	375,645
						-	-
Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	37,517	27,936	38,836
			Airbus A320	128,030	207,915	128,030	214,597
			Airbus A321	41,599	79,611	41,599	81,706
			Airbus A350	15,960	26,688	15,960	26,823
			Airbus B767	90,846	192,532	90,846	197,797
			Airbus B787	23,156	17,853	23,156	19,047
			Rotables	162,477	136,502	162,477	145,708
						-	-
UMB Bank	MUFG	Aircraft and engines	Airbus A320	215,043	291,816	167,371	246,293
MUFG Bank	MUFG Bank	Aircraft and engines	Airbus A320	167,371	241,802	215,043	295,036
Total direct guarantee				2,058,062	2,929,655	2,350,405	3,371,878

(1)	For the syndicated loans, is the Guarantee Agent that, represent different creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of March 31, 2021, amounts to ThUS$ 1,910,279 (ThUS$ 1,642,779 as of December 31, 2020). The book value of the assets with indirect guarantees as of March 31, 2021, amounts to ThUS$ 3,619,580 (ThUS$ 3,496,397 as of December 31, 2020).

As of December 31, 2020, given the Chapter 11 process, nineteen aircraft corresponding to Property, plant and equipment were rejected, of which eighteen had direct guarantees and one indirect guarantee.

As of March 31, 2021, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value
			ThUS$	Release
Creditor Guarantee	Debtor	Type	Unaudited	date
Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Three letters of credit	2,167	Aug 30, 2021
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Dec 06, 2021
ORIX Aviation Systems Limited	Latam Airlines Group S.A.	Three letters of credit	8,445	Nov 26, 2021
Wells Fargo Bank	Latam Airlines Group S.A.	Two letters of credit	4,000	Apr 30, 2021
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2021
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	26,443	Apr 29, 2021
			57,105

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Gross book value of fully depreciated property, plant and equipment still in use	201,888	206,497
Commitments for the acquisition of aircraft (*)	7,500,000	7,500,000

(*) According to the manufacturer’s price list.

Purchase commitment of aircraft (unaudited)

	Year of delivery
Manufacturer	2021-2026	Total
Airbus S.A.S.	44	44
A320-NEO Family	42	42
A350 Family	2	2
The Boeing Company	6	6
Boeing 787-9	6	6
Total	50	50

As of March 31, 2021, as a result of the different aircraft purchase contracts signed with Airbus SAS, 42 Airbus A320 family aircraft remain to be received with deliveries between 2021 and 2024 and 2 Airbus aircraft of the A350 family with delivery dates. by 2026. The approximate amount, according to the manufacturer's list prices, is ThUS $ 5,700,000.

As of March 31, 2021, as a result of the different aircraft purchase contracts signed with The Boeing Company, 6 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2021 and 2023. The approximate amount, according to list prices from the manufacturer, is ThUS $ 1,800,000.

The delivery dates of some aircraft could be modified as a result of the continuous discussions held with aircraft manufacturer in the context of the current situation of the company.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		March 31,
		2021	2020
		Unaudited
Average rate of capitalization of capitalized interest costs	%	3.93	4.52
Costs of capitalized interest	ThUS$	2,940	3,415

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2021, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	31,775	36,788	-	-	31,775	36,788
Other recoverable credits	5,088	5,532	-	-	5,088	5,532
Total assets by current tax	36,863	42,320	-	-	36,863	42,320

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	1,552	656	-	-	1,552	656
Total liabilities by current tax	1,552	656	-	-	1,552	656

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Properties, Plants and equipment	(1,280,255)	(1,314,456)	81,418	81,881
Assets by right of use	239,877	229,119	(114)	(136)
Amortization	(64,652)	(65,139)	9	9
Provisions	167,434	212,492	69,932	68,462
Revaluation of financial instruments	(18,219)	(18,133)	-	-
Tax losses	1,715,016	1,496,952	(64,366)	(60,785)
Intangibles	-	-	247,276	270,681
Other	22,107	23,981	22,368	24,168
Total	781,308	564,816	356,523	384,280

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to March 31, 2020 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,513,904)	(257,999)	-	7,566	(1,764,337)
Assets for right of use	133,481	(41,788)	-	-	91,693
Amortization	(53,136)	830	-	2,132	(50,174)
Provisions	43,567	148,439	(778)	(58,717)	132,511
Revaluation of financial instruments	10,279	(20,014)	1,053	(1,472)	(10,154)
Tax losses	1,356,268	(29,622)	-	(15,448)	1,311,198
Intangibles	(349,082)	252	-	77,474	(271,356)
Others	(8,693)	7,223	-	2,434	964
Total	(381,220)	(192,679)	275	13,969	(559,655)

(b) From April 1 to December 31, 2020 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,764,337)	368,009	-	(9)	(1,396,337)
Assets for right of use	91,693	137,562	-	-	229,255
Amortization	(50,174)	(14,972)	-	(2)	(65,148)
Provisions	132,511	9,739	1,702	78	144,030
Revaluation of financial instruments	(10,154)	(7,887)	(94)	2	(18,133)
Tax losses	1,311,198	246,519	-	20	1,557,737
Intangibles	(271,356)	778	-	(103)	(270,681)
Others	964	(682)	-	(469)	(187)
Total	(559,655)	739,066	1,608	(483)	180,536

(c) From January 1 to March 31, 2021 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	34,664	-	-	(1,361,673)
Assets for right of use	229,255	10,736	-	-	239,991
Amortization	(65,148)	487	-	-	(64,661)
Provisions	144,030	(45,429)	(1,099)	-	97,502
Revaluation of financial instruments	(18,133)	(404)	318	-	(18,219)
Tax losses	1,557,737	221,645	-	-	1,779,382
Intangibles	(270,681)	(81)	-	23,486	(247,276)
Others	(187)	(74)	-	-	(261)
Total	180,536	221,544	(781)	23,486	424,785

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. In total the company has not recognized deferred tax assets for ThUS$ 808,845 (ThUS$ 749,100 as of December 31, 2020) which include deferred tax assets related to negative tax results of ThUS$ 1,469,910 (ThUS$ 1,433,474 at December 31, 2020).

Deferred tax expense and current income taxes:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	(4,615)	10,580
Adjustment to previous period’s current tax	-	(583)
Total current tax expense, net	(4,615)	9,997

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	221,544	192,679
Total deferred tax expense, net	221,544	192,679
Income/(loss) tax expense	216,929	202,676

Composition of income/(loss) tax expense:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Current tax expense, net, foreign	(4,575)	13,079
Current tax expense, net, Chile	(40)	(3,082)
Total current tax expense, net	(4,615)	9,997

Deferred tax expense, net, foreign	140	230,404
Deferred tax expense, net, Chile	221,404	(37,725)
Deferred tax expense, net, total	221,544	192,679
Income/(loss) tax expense	216,929	202,676

Income before tax from the Chilean legal tax rate (27% as of March 31, 2021 and 2020)

	For the period ended		For the period ended
	March 31,		March 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	%	%
	Unaudited
Tax (expense) Income using the legal tax rate	175,662	518,624	27.00	27.00
Tax effect by change in tax rate	-	-	-	-
Tax effect of rates in other jurisdictions	14,652	8,549	2.25	0.45
Tax effect of non-taxable operating revenues	3,061	9,291	0.47	0.48
Tax effect of disallowable expenses	(4,689)	(31,983)	(0.72)	(1.67)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	24,871	42,927	3.82	2.24
Tax effect for goodwill impairment losses	-	(453,681)	-	(23.62)
Derecognition of deferred tax assets not recoverable	-	(151,092)	-	(7.87)
Deferred tax asset not recognized	(78,024)	(145,813)	(11.99)	(7.59)
Other increases (decreases)	81,396	502	12.51	0.03
Total adjustments to tax expense using the legal rate	41,267	(721,300)	6.34	(37.55)
Income tax benefit/(expense) using the effective rate	216,929	(202,676)	33.34	(10.55)

Deferred taxes related to items charged to equity:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	(781)	275

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	3,008,799	2,243,776
(b) Lease Liability	794,779	806,283
(c) Hedge derivatives	2,734	2,734
(d) Derivative non classified as hedge accounting	2,937	2,937
Total current	3,809,249	3,055,730

Non-current
(a) Interest bearing loans	4,813,379	5,489,078
(b) Lease Liability	2,197,114	2,314,723
Total non-current	7,010,493	7,803,801

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	154,103	151,701
Bank loans	380,099	385,490
Guaranteed obligations (3)(4)(6)	305,955	388,492
Other guaranteed obligations (1)	1,047,984	435,413
Subtotal bank loans	1,888,141	1,361,096
Obligation with the public	143,025	108,301
Financial leases (3)(4) (6)(7)	927,497	774,379
Other loans	50,136	-
Total current	3,008,799	2,243,776
Non-current
Bank loans	139,783	139,783
Guaranteed obligations (3)(4) (6)	720,864	930,364
Other guaranteed obligations (1)(5)	922,262	1,503,703
Subtotal bank loans	1,782,909	2,573,850
Obligation with the public	2,072,885	2,075,106
Financial leases (3)(4) (6)(7)	957,585	840,122
Total non-current	4,813,379	5,489,078
Total obligations with financial institutions	7,822,178	7,732,854

(1)        During March and April 2020, LATAM Airlines Group S.A. it drew down the entire (US $ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The financing expires on March 29, 2022. The line is guaranteed with collateral consisting of airplanes, engines and spare parts.

(2)        On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 8, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At the end of the period, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of March 31, 2021, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11.

(3)        On June 24, 2020, the United States Court for the Southern District of New York approved the motion filed by the Company to reject certain aircraft lease contracts. Rejected contracts include, 17 aircraft financed under the EETC structure with an amount of MUS $ 844.1 and an aircraft financed with a financial lease with an amount of MUS $ 4.5.

(4)        On October 20, 2020, the United States Court for the Southern District of New York approved the motion presented by the Company to reject an aircraft lease contract financed as financial lease in the amount of MUS $ 34.3.

(5)        On October 10, 2020, LATAM Airlines Group S.A. partially drew down (MUS $ 1,150) of the committed credit line of the “DIP” financing. The financing expires on April 10, 2022. The line is guaranteed with collateral consisting of routes, slots, engines and spare parts. After this, transfer, the company still has MUS $ 1,300 available. This line is committed for a total of US $ 2,450 million, of which US $ 750 million are committed by related parties.

(6)         In the period ended March 31, 2021, the Company transferred its interest in 2 special purpose entities. As a result of the above, the classification of financial liabilities associated with 10 aircraft within guaranteed obligations was modified, and classified as financial leases.

(7)        On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
Currency	ThUS$	ThUS$
	Unaudited
Brazilian real	293,855	300,659
Chilean peso (U.F.)	686,232	679,983
US Dollar	6,842,091	6,752,212
Total	7,822,178	7,732,854

Interest-bearing loans due in installments to March 31, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	SCOTIABANK	Chile	US$	74,000	-	-	-	-	74,000	78,218	-	-	-	-	78,218	At Expiration	3.08	3.08
97.030.000-7	BANCOESTADO	Chile	US$	40,000	-	-	-	-	40,000	42,089	-	-	-	-	42,089	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	21,061	-	-	-	-	21,061	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,735	-	-	-	-	12,735	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,212	-	-	-	-	11,212	11,781	-	-	-	-	11,781	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	4,277	-	139,459	-	-	143,736	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	-	67,605	-	-	-	67,605	2,556	66,977	-	-	-	69,533	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCOESTADO	Chile	UF	-	-	177,157	-	380,786	557,943	33,772	-	177,157	-	393,989	604,918	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	1,500,000	-	1,500,000	109,253	-	-	1,501,739	-	1,610,992	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	45,244	30,464	91,611	98,296	200,936	466,551	52,896	30,464	88,568	97,203	199,667	468,798	Quarterly / Semiannual	2.68	2.68
0-E	INVESTEC	England	US$	12,852	6,805	18,213	-	-	37,870	15,619	6,805	17,867	-	-	40,291	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	38,493	24,354	68,301	73,576	177,690	382,414	45,411	24,354	67,538	73,189	176,832	387,324	Quarterly	1.66	1.66
0-E	SMBC	U.S.A.	US$	130,000	-	-	-	-	130,000	130,396	-	-	-	-	130,396	At Expiration	1.73	1.73
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,305	-	-	-	-	274,305	At Expiration	1.94	1.94
0-E	MUFG	U.S.A.	US$	89,551	70,585	103,007	14,881	-	278,024	103,004	70,585	100,866	14,707	-	289,162	Quarterly	1.84	1.84
0-E	CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	90	600,000	-	-	-	600,090	At Expiration	2.20	2.20
0-E	BANK OF UTAH	U.S.A.	US$	-	-	818,138	-	-	818,138	-	-	806,689	-	-	806,689	At Expiration	18.97	12.26

Financial leases

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	5,993	-	-	-	-	5,993	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	14,551	2,040	1,370	-	-	17,961	14,596	2,040	1,370	-	-	18,006	Quarterly	1.98	1.53
0-E	CITIBANK	U.S.A.	US$	97,533	59,377	98,608	44,070	13,203	312,791	98,343	59,377	94,781	42,971	13,065	308,537	Quarterly	2.56	1.76
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,935	-	-	-	-	1,935	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	15,602	2,349	-	-	-	17,951	15,701	2,349	-	-	-	18,050	Quarterly	1.79	1.39
0-E	WELLS FARGO	U.S.A.	US$	146,125	96,809	224,286	74,185	-	541,405	148,088	96,809	214,345	73,160	-	532,402	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	27,302	17,718	20,227	-	-	65,247	27,389	17,718	19,969	-	-	65,076	Quarterly	1.28	0.74
0-E	RRPF ENGINE LEASING	England	US$	3,862	2,775	7,831	4,021	-	18,489	4,591	2,775	7,831	4,021	-	19,218	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	6,072	4,660	11,999	-	-	22,731	6,130	4,660	11,828	-	-	22,618	Quarterly	1.60	1.01
0-E	BTMU	U.S.A.	US$	14,629	9,445	23,535	-	-	47,609	14,702	9,445	23,219	-	-	47,366	Quarterly	1.60	1.00
0-E	NATIXIS	France	US$	53,742	34,494	75,862	82,047	24,710	270,855	55,661	34,494	73,882	81,119	24,472	269,628	Quarterly	2.08	2.08
0-E	US BANK	U.S.A.	US$	74,832	49,521	136,262	66,804	-	327,419	76,409	49,521	126,642	65,301	-	317,873	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	442	2,046	11,648	4,403	-	18,539	497	2,046	11,648	4,403	-	18,594	Monthly	1.88	1.88

Others loans

0-E	Various (*)	U.S.A.	US$	42,038	-	-	-	-	42,038	42,038	-	-	-	-	42,038	At Expiration	-	-
	Total			1,251,182	1,081,047	2,027,514	1,962,283	797,325	7,119,351	1,449,546	1,080,419	1,983,659	1,957,813	808,025	7,279,462

(*)	Obligation to creditors for executed letters of creditresolution.

Interest-bearing loans due in installments to March 31, 2021 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	566	160	217	-	-	943	490	163	324	-	-	977	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	73,131	-	-	-	-	73,131	86,309	-	-	-	-	86,309	Monthly	4.33	4.33
0-E	BANCO DO BRASIL	Brazil	BRL	182,023	-	-	-	-	182,023	207,546	-	-	-	-	207,546	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	29,960	-	51,007	-	-	80,967	30,478	-	51,007	-	-	81,485	Quarterly / Semiannual	4.35	4.35
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,905	806	814	-	-	4,525	3,002	806	1,620	-	-	5,428	Quarterly	2.00	2.00
	SOCIÉTÉ GÉNÉRALE
0-E	MILAN BRANCH	Italy	US$	144,120	-	-	-	-	144,120	140,672	-	-	-	-	140,672	Quarterly	3.31	3.31
0-E	GA Telessis LLC	U.S.A.	US$	315	955	2,640	2,794	5,071	11,775	315	955	2,640	2,794	5,497	12,201	Monthly	14.72	14.72

Others loans

0-E	DEUTCHEBANK (*)	Brasil	US$	7,500	-	-	-	-	7,500	8,098	-	-	-	-	8,098	At Expiration	-	-

	Total			440,520	1,921	54,678	2,794	5,071	504,984	476,910	1,924	55,591	2,794	5,497	542,716
	Total consolidated			1,691,702	1,082,968	2,082,192	1,965,077	802,396	7,624,335	1,926,456	1,082,343	2,039,250	1,960,607	813,522	7,822,178

(*)	Obligation to creditors for executed letters of credit

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	74,000	-	-	-	-	74,000	76,929	-	-	-	-	76,929	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	40,000	-	-	-	-	40,000	41,542	-	-	-	-	41,542	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	20,685	-	-	-	-	20,685	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,545	-	-	-	-	12,545	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,255	-	-	-	-	11,255	11,665	-	-	-	-	11,665	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	3,300	-	139,459	-	-	142,759	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	-	67,868	-	-	-	67,868	1,985	67,237	-	-	-	69,222	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	-	-	177,846	-	382,267	560,113	25,729	-	177,715	-	395,652	599,096	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	82,572	-	-	698,450	803,289	1,584,311	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	31,039	43,655	91,002	97,621	210,956	474,273	40,931	47,668	87,767	96,513	209,612	482,491	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	42,740	34,150	77,693	81,244	35,302	271,129	50,001	34,150	75,808	80,316	34,969	275,244	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	6,329	11,606	19,935	-	-	37,870	7,952	12,522	19,588	-	-	40,062	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	30,590	24,080	67,730	72,881	187,132	382,413	39,516	24,080	67,014	72,494	186,283	389,387	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	130,000	-	-	-	-	130,000	131,662	-	-	-	-	131,662	At Expiration	1.73	1.73
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	273,199	-	-	-	273,199	1,395	272,794	-	-	-	274,189	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	82,498	72,206	117,084	19,731	-	291,519	88,880	72,206	114,589	19,499	-	295,174	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	-	-	600,000	-	-	600,000	138	-	600,000	-	-	600,138	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	793,003	-	-	793,003	-	-	769,615	-	-	769,615	At Expiration	18.95	12.26

Financial leases

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	6,017	-	-	-	-	6,017	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,875	2,034	2,052	-	-	17,961	13,922	2,034	2,052	-	-	18,008	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	77,994	58,993	113,186	43,778	18,841	312,792	78,860	58,993	109,086	42,558	18,619	308,116	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,938	-	-	-	-	1,938	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,934	2,326	791	-	-	17,951	14,909	2,326	788	-	-	18,023	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	112,987	99,975	230,416	98,028	-	541,406	114,994	99,975	219,624	96,556	-	531,149	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,456	17,626	26,165	-	-	65,247	21,550	17,626	25,840	-	-	65,016	Quarterly	1.30	0.76
0-E	RRPF ENGINE	England	US$	2,058	3,644	7,752	5,035	-	18,489	2,602	3,644	7,752	5,035	-	19,033	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,538	4,631	12,808	753	-	22,730	4,599	4,632	12,608	752	-	22,591	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,519	9,385	25,937	768	-	47,609	11,595	9,386	25,563	767	-	47,311	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	58,512	49,240	135,489	84,178	-	327,419	60,094	49,240	125,274	82,149	-	316,757	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	8,996	9,062	1,464	-	-	19,522	9,319	9,009	1,435	-	-	19,763	Monthly	1.98	1.98

	Total			815,221	783,680	2,639,812	1,204,017	1,634,498	7,077,128	977,836	787,522	2,581,577	1,195,089	1,648,424	7,190,448

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	409	318	216	-	-	943	333	311	324	-	-	968	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	80,175	-	-	-	-	80,175	91,672	-	-	-	-	91,672	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	199,557	-	-	-	-	199,557	208,987	-	-	-	-	208,987	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	30,253	-	51,007	-	-	81,260	31,308	-	51,007	-	-	82,315	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,342	797	1,620	-	-	4,759	2,439	797	1,620	-	-	4,856	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	144,120	-	-	-	-	144,120	141,094	-	-	-	-	141,094	Quarterly	3.07	3.01
0-E	GA Telessis LLC	U.S.A.	US$	486	950	2,623	2,772	5,430	12,261	486	991	2,623	2,772	5,642	12,514	Monthly	14.72	14.72

	Total			457,342	2,065	55,466	2,772	5,430	523,075	476,319	2,099	55,574	2,772	5,642	542,406
	Total consolidated			1,272,563	785,745	2,695,278	1,206,789	1,639,928	7,600,203	1,454,155	789,621	2,637,151	1,197,861	1,654,066	7,732,854

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2020	3,042,231	129,926	3,172,157
New contracts	-	51	51
Renegotiations	-	4,759	4,759
Payments	(142,154)	(11,569)	(153,723)
Accrued interest	41,643	2,556	44,199
Exchange differences	-	(13,098)	(13,098)
Cumulative translation adjustment	(700)	(16)	(716)
Other increases (decreases)	-	(262)	(262)

Changes	(101,211)	(17,579)	(118,790)
Closing balance as of March 31,2020 (Unaudited)	2,941,020	112,347	3,053,367

Opening balance as April 1, 2020	2,941,020	112,347	3,053,367

New contracts	-	492	492
Write off	(7,435)	(285)	(7,720)
Renegotiations	(35,049)	160	(34,889)
Payments	10,727	(25,120)	(14,393)
Accrued interest	116,610	6,792	123,402
Exchange differences	-	5,131	5,131
Cumulative translation adjustment	700	(22)	678
Other increases (decreases)	-	(5,062)	(5,062)

Changes	85,553	(17,914)	67,639

Closing balance as of December 31,2020	3,026,573	94,433	3,121,006

Opening balance as January 1, 2021	3,026,573	94,433	3,121,006

New contracts	-	5	5
Write off	(20,106)	-	(20,106)
Renegotiations	(47,785)	-	(47,785)
Payments	(63,739)	(6,800)	(70,539)
Accrued interest	35,987	2,124	38,111
Exchange differences	-	(2,007)	(2,007)
Cumulative translation adjustment	-	(3,754)	(3,754)
Other increases (decreases)	(23,194)	156	(23,038)
Changes	(118,837)	(10,276)	(129,113)
Closing balance as of March 31,2021 (Unaudited)	2,907,736	84,157	2,991,893

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	2,734	2,734		-	2,734	2,734
Total hedge derivatives	2,734	2,734	-	-	2,734	2,734

(d)	Derivatives that do not qualify for hedge accounting

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Derivative of foreign currency not registered as hedge	2,937	2,937	-	-	2,937	2,937
Total derived not qualify as hedge accounting	2,937	2,937	-	-	2,937	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Interest rate swaps (1)	(2,734)	(2,734)
Fuel options (2)	4,878	1,296

(1)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(2)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

The Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the hedges resulted in the recognition of a non-financial asset, no portion of the result of derivatives recognized in equity was transferred to the initial value of that type of asset.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Debit (credit) recognized in comprehensive income during the period	(1,260)	(95,475)
Debit (credit) transferred from net equity to income during the period	930	(31,190)

See note 3.1 a) for reclassification to profit or loss for each hedging operation and Note 18 b) for deferred taxes related.

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,630,495	1,757,799
(b) Accrued liabilities at the reporting date	592,082	564,326
Total trade and other accounts payables	2,222,577	2,322,125

(a)	Trade and other accounts payable:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Trade creditors	1,142,191	1,281,432
Other accounts payable	488,304	476,367
Total	1,630,495	1,757,799

The details of Trade and other accounts payables are as follows:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Suppliers technical purchases	306,700	281,452
Boarding Fees	167,138	181,049
Professional services and advisory	149,375	146,753
Aircraft Fuel	137,619	143,119
Handling and ground handling	129,362	137,626
Leases, maintenance and IT services	107,245	110,472
Airport charges and overflight	96,953	142,709
Maintenance	95,784	116,103
Services on board	58,648	58,099
Other personnel expenses	75,247	105,696
Marketing	46,920	53,419
Crew	16,202	16,541
Air companies	13,942	27,668
Jol Fleet	8,804	7,840
Land services	8,115	10,466
Achievement of goals	5,577	6,622
Others	206,864	212,165
Total trade and other accounts payables	1,630,495	1,757,799

(b)	Liabilities accrued:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	476,173	460,082
Accrued personnel expenses	68,508	72,696
Accounts payable to personnel (*)	15,882	2,186
Others accrued liabilities (**)	31,519	29,362
Total accrued liabilities	592,082	564,326

(*)	Profits and bonus participation (Note 23 letter b).

(**)	See Note 22.

The balances include the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 process on May 26, 2020 for LATAM, and July 08 for certain subsidiaries in Brazil.

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	21,768	21,188	347,615	364,342	369,383	385,530
Civil contingencies	1,672	2,266	90,397	103,984	92,069	106,250
Labor contingencies	330	320	43,580	48,115	43,910	48,435
Other	-	-	17,301	17,821	17,301	17,821
Provision for European
Commission investigation (2)	-	-	9,652	10,097	9,652	10,097

Provisions for onerous contracts (3)	-	-	44,000	44,000	44,000	44,000

Total other provisions (4)	23,770	23,774	552,545	588,359	576,315	612,133

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Based on market information on the drop in the price of some assets, a provision was made for onerous contracts associated with the purchase commitments of aircraft.

(4)	Total other provision as of March 31, 2021, and December 31, 2020, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission	Onerous
	claims (1)	Investigation (2)	Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	282,392	9,217	-	291,609
Increase in provisions	39,467	-	44,000	83,467
Provision used	(12,275)	-	-	(12,275)
Difference by subsidiaries conversion	(58,732)	-	-	(58,732)
Reversal of provision	(2,433)	-	-	(2,433)
Exchange difference	(985)	(201)	-	(1,186)
Closing balance as of March 31, 2020 (Unaudited)	247,434	9,016	44,000	300,450

Opening balance as of April 1, 2020 (Unaudited)	247,434	9,016	44,000	300,450
Increase in provisions	368,611	-	-	368,611
Provision used	(34,963)	-	-	(34,963)
Difference by subsidiaries conversion	78	-	-	78
Reversal of provision	(23,130)	-	-	(23,130)
Exchange difference	6	1,081	-	1,087
Closing balance as of December 31, 2020	558,036	10,097	44,000	612,133

Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	25,451	-	-	25,451
Provision used	(13,800)	-	-	(13,800)
Difference by subsidiaries conversion	(32,618)	-	-	(32,618)
Reversal of provision	(13,461)	-	-	(13,461)
Exchange difference	(945)	(445)	-	(1,390)

Closing balance as of March 31, 2021 (Unaudited)	522,663	9,652	44,000	576,315

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for ThUS$ 63, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of March 31, 2021 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. The procedural stage as of March 31, 2021 is described in Note 31 in section 2 judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	1,890,084	2,036,880	654,749	702,008	2,544,833	2,738,888
Sales tax	8,907	7,609	-	-	8,907	7,609
Retentions	22,114	27,853	-	-	22,114	27,853
Others taxes	2,862	3,931	-	-	2,862	3,931
Other sundry liabilities	26,719	12,518	-	-	26,719	12,518
Total other non-financial liabilities	1,950,686	2,088,791	654,749	702,008	2,605,435	2,790,799

Deferred Income Movement

						Adjustment
		Deferred income				application
				Loyalty		IAS 29,
	Initial	(1)		(accreditation	Expiration of	Argentina	Others	Final
	balance	Recognition	Use	and exchange)	tickets	hyperinflation	provisions	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2020 (Unaudited)	3,540,466	1,198,079	(1,682,634)	(152,078)	(55,828)	(7,373)	(3,568)	2,837,064
From April 1 to December 31, 2020 (Unaudited)	2,837,064	772,124	(871,842)	14,902	(16,842)	3,888	(406)	2,738,888
From January 1 to March 31, 2021 (Unaudited)	2,738,888	446,339	(589,338)	(53,006)	(586)	-	2,536	2,544,833

(1)	The balance includes mainly, deferred income for services not provided as of March 31, 2021 and December 31, 2020; and for the frequent flyer program LATAM Pass.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and income that the Company must incur or stop receiving, respectively, during the transition period until the implementation of the strategic alliance.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale.

The account receivable was derecognized and the interest of ThUS $ 5,932 was recognized in the item Financial Costs of the Consolidated Statement of Income.

(2)	As of March 31, 2021, Deferred Income includes ThUS $ 118,441 corresponding to the balance to be accrued from the committed compensation from Delta Air Lines, Inc., which is recognized in Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 45,231 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Retirements payments	46,264	51,007
Resignation payments	7,827	8,230
Other obligations	13,983	14,879
Total liability for employee benefits	68,074	74,116

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)
	Opening	current service	Benefits	Actuarial (gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2020 (Unaudited)	93,570	11,221	(1,293)	(2,948)	(18,460)	82,090
From April 1 to December 31, 2020 (Unaudited)	82,090	(29,980)	(7,341)	6,916	22,431	74,116
From January 1 to March 31, 2021 (Unaudited)	74,116	(6,955)	(1,561)	4,096	(1,622)	68,074

The principal assumptions used in the calculation to the provision in Chile, are presented below:

	For the period ended
	March 31,
Assumptions	2021	2020
	Unaudited
Discount rate	3.25%	3.83%
Expected rate of salary increase	3.00%	4.50%
Rate of turnover	5.14%	5.56%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.0%	3.05%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20 years Central Bank of Chile Bonds (BCP). The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and; for the determination of the inflation rates, the market performance curves of BCU Central Bank of Chile have been used and BCP long term at the scope date.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(3,718)	(4,576)
Change in the accrued liability an closing for decrease of 100 p.b.	5,048	5,244

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,814	4,946
Change in the accrued liability an closing for decrease of 100 p.b.	(3,614)	(4,678)

(b)	The liability for short-term:

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Profit-sharing and bonuses (*)	15,882	2,186

(*) Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	Employment expenses are detailed below:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Salaries and wages	195,138	351,629
Short-term employee benefits	20,550	14,142
Termination benefits (*)	3,694	17,403
Other personnel expenses	14,927	22,941
Total	234,309	406,115

(*) The termination benefits related to the reorganization under Chapter 11 are classified in Note 27, Restructuring activities expense.

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	387,461	392,347
Fleet (JOL)	208,037	208,037
Airport and Overflight Taxes	37,174	-
Provision for vacations and bonuses	15,349	15,036
Other sundry liabilities	35,638	36,180
Total accounts payable, non-current	683,659	651,600

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2021 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2020), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

During the year 2020, the Company fully reduced 466,832 shares pending placement and payment, corresponding to the authorized capital increase in the extraordinary shareholders meeting of August 18, 2016. Consequently, as of March 31, 2021, the statutory capital of the Company is demonstrated by 606,407,693 shares fully subscribed and paid.

The following table shows the movement of authorized and fully paid shares previously described above:

Movement of authorized shares		Expired shares
		intended for
Nro. Of shares	Opening balance	compensation plans and others	Closing balance

From January 1 to March 31, 2020 (Unaudited)	606,407,693	-	606,407,693
From April 1 to December 31, 2020 (Unaudited)	606,407,693	-	606,407,693
From January 1 to March 31, 2021 (Unaudited)	606,407,693	-	606,407,693

Movement fully paid shares

		Movement	Cost of issuance
		value of shares	and placement	Paid- in
	N° of	(1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2020	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2020 period	-	-	-	-
Paid shares as of December 31, 2020	606,407,693	3,160,718	(14,453)	3,146,265

Paid shares as of January 1, 2021	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2021 period	-	-	-	-
Paid shares as of March 31, 2021 (Unaudited)	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c)	Treasury stock

At March 31, 2021, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2020 (Unaudited)	36,289	947	37,236
From April 1 to December 31, 2020 (Unaudited)	37,236	(1)	37,235
From January 1 to March 31, 2021 (Unaudited)	37,235	287	37,522

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions
Periods	Opening balance	with minorities	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2020 (Unaudited)	2,452,469	-	(283)	2,452,186
From April 1 to December 31, 2020 (Unaudited)	2,452,186	(3,125)	2,958	2,452,019
From January 1 to March 31, 2021 (Unaudited)	2,452,019	(3,383)	(51)	2,448,585

Balance of Other sundry reserves comprise the following:

	As of March 31,	As of December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(213,273)
Others	(3,071)	(3,020)
Total	2,448,585	2,452,019

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2020 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225). and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Gains (Losses)	Actuarial gain
	Currency	Cash flow	on change on value	or loss on defined
	translation	hedging	of time value	benefit plans
	reserve	reserve	of options	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	(2,890,287)	56,892	-	(22,940)	(2,856,335)
Change in fair value of hedging instrument recognised in OCI	-	(62,234)	-	-	(62,234)
Reclassified from OCI to profit or loss	-	(31,190)	-	-	(31,190)
Deferred tax	-	1,053	-	-	1,053
Actuarial reserves by employee benefit plans	-	-	-	2,948	2,948
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(778)	(778)
Translation difference subsidiaries	(838,602)	-	-	-	(838,602)
Closing balance as of March 31, 2020 (Unaudited)	(3,728,889)	(35,479)	-	(20,770)	(3,785,138)

Opening balance as of April 1, 2020	(3,728,889)	(35,479)	-	(20,770)	(3,785,138)
Change in fair value of hedging instrument recognised in OCI	-	(43,542)	-	-	(43,542)
Reclassified from OCI to profit or loss	-	18,174	-	-	18,174
Deferred tax	-	(94)	-	-	(94)
Actuarial reserves by employee benefit plans	-	-	-	(6,916)	(6,916)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	1,701	1,701
Translation difference subsidiaries	(61,624)	-	-	-	(61,624)
Closing balance as of December 31, 2020	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)

Opening balance as of January 1, 2021	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognised in OCI	-	(3,244)	2,639	-	(605)
Reclassified from OCI to profit or loss		1,419	(489)		930
Deferred tax	-	318		-	318
Actuarial reserves by employee benefit plans	-		-	4,096	4,096
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(1,099)	(1,099)
Translation difference subsidiaries	1,146	(1,585)	-	-	(439)
Closing balance as of March 31, 2021 (Unaudited)	(3,789,367)	(64,033)	2,150	(22,988)	(3,874,238)

(f.1)	Cumulative translate difference

These are originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These are originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

Includes the balance of the cost of discontinued hedges in which the hedged item continues to exist. This must be amortized as the Debt affects results.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events.

(g)	Retained earnings/(losses)

Movement of Retained earnings/(losses):

		Result
	Opening	for the		Closing
Periods	balance	period	Dividends	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2020 (Unaudited)	352,272	(2,120,243)	-	(1,767,971)
From April 1 to December 31, 2020 (Unaudited)	(1,767,971)	(2,425,644)	-	(4,193,615)
From January 1 to March 31, 2021 (Unaudited)	(4,193,615)	(430,867)	-	(4,624,482)

(h)	Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2021	2020

Date of dividend	03/31/2021	12/31/2020
Amount of the dividend (ThUS$)	-	-
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	-	-

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the period ended
	March31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Passengers	496,979	2,013,702
Cargo	345,221	252,389
Total	842,200	2,266,091

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Aircraft fuel	265,603	652,362
Other rentals and landing fees (*)	166,209	285,140
Aircraft maintenance	102,455	93,895
Comisions	14,954	56,118
Passenger services	15,790	50,526
Other operating expenses	176,368	329,104
Total	741,379	1,467,145

(*) Lease expenses are included within this amount (See Note 2.21)

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Payments for leases of low-value assets	5,526	5,181
Total	5,526	5,181

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Depreciation (*)	280,723	363,186
Amortization	12,486	19,936
Total	293,209	383,122

(*) Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended March 31, 2021 is ThUS $ 71,083 and ThUS $ 115,927 for the same period 2020.

(c)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Bank loan interest	133,340	64,263
Financial leases	8,534	13,838
Lease liabilities	39,217	45,116
Other financial instruments	12,556	4,137
Total	193,647	127,354

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Restructuring activities expenses

The Restructuring activities expenses are detailed below:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Fair value adjustment of fleet available for sale	45,650	-
Rejection of aircraft lease contract	17,467	-
Employee restructuring plan (*)	6,210	-
Legal and financial advice	14,953	-
Others	7,242	-
Total	91,522	-

(*)	See note 2.1, letter c.

(e)	Other (gains) losses

Other (gains) losses are detailed below:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Fuel hedging	-	74,255
Slot Write Off	-	36,896
Provision for onerous contract related to purchase commitment	-	44,000
Goodwill Impairment	-	1,728,975
Other	3,647	1,189
Total	3,647	1,885,315

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Tours	991	19,453
Aircraft leasing	2,621	24,003
Customs and warehousing	6,341	5,617
Maintenance	4,240	1,766
Income from non-airlines products Latam Pass	8,479	11,067
Other miscellaneous income (*)	48,292	24,328
Total	70,964	86,234

(*) This amount includes ThUS $ 45,231 corresponding to the compensation of Delta Air Lines Inc for the JBA signed in 2019.

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of March 31,	As of December 31,
	2021	2020	2019	2018
	Unaudited

Argentine peso	91.99	84.14	59.83	37.7413
Brazilian real	5.67	5.18	4.0145	3.8687
Chilean peso	721.82	710.95	748.74	694.77
Colombian peso	3,666.00	3,421.00	3,271.55	3,239.45
Euro	0.85	0.81	0.8918	0.8742
Australian dollar	1.31	1.30	1.43	1.42
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	20.44	19.93	18.887	19.6812
New Zealand dollar	1.43	1.39	1.4852	1.4925
Peruvian Sol	3.74	3.62	3.311	3.367
Uruguayan peso	44.17	42.14	37.24	32.38

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	234,067	483,303
Argentine peso	4,739	16,885
Brazilian real	32,807	13,157
Chilean peso	17,970	32,368
Colombian peso	1,993	2,168
Euro	8,369	10,361
U.S. dollar	136,165	369,455
Other currency	32,024	38,909

Other financial assets, current	13,702	12,981
Argentine peso	283	311
Brazilian real	4	4
Chilean peso	4,843	3,987
Colombian peso	123	132
Euro	1,785	1,867
U.S. dollar	5,636	5,639
Other currency	1,028	1,041

	As of	As of
Current assets	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Other non - financial assets, current	39,931	42,973
Argentine peso	6,240	11,058
Brazilian real	2,851	2,985
Chilean peso	14,036	15,913
Colombian peso	100	175
Euro	1,154	2,667
U.S. dollar	2,477	2,351
Other currency	13,073	7,824

Trade and other accounts receivable, current	116,436	177,491
Argentine peso	8,311	1,881
Brazilian real	330	841
Chilean peso	17,359	38,340
Colombian peso	600	209
Euro	21,334	24,370
U.S. dollar	52,030	98,385
Other currency	16,472	13,465

Accounts receivable from related entities, current	747	430
Chilean peso	9	9
U.S. dollar	738	421

Tax current assets	10,130	11,050
Argentine peso	356	389
Brazilian real	455	887
Chilean peso	86	1,003
Colombian peso	873	675
Euro	212	235
U.S. dollar	402	354
Peruvian sun	5,828	5,220
Other currency	1,918	2,287

Total current assets	415,013	728,228
Argentine peso	19,929	30,524
Brazilian real	36,447	17,874
Chilean peso	54,303	91,620
Colombian peso	3,689	3,359
Euro	32,854	39,500
U.S. Dollar	197,448	476,605
Other currency	70,343	68,746

	As of	As of
Non-current assets	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	9,251	9,486
Brazilian real	3,267	3,574
Chilean peso	69	69
Colombian peso	432	284
Euro	1,323	1,369
U.S. dollar	2,524	2,490
Other currency	1,636	1,700

Other non - financial assets, non-current	37,672	36,251
Argentine peso	35	39
Brazilian real	11,561	12,974
U.S. dollar	5,715	3,732
Other currency	20,361	19,506

Accounts receivable, non-current	5,111	4,984
Chilean peso	5,111	4,984

Deferred tax assets	2,207	2,228
Colombian peso	203	221
U.S. dollar	11	13
Other currency	1,993	1,994

Total non-current assets	54,241	52,949
Argentine peso	35	39
Brazilian real	14,828	16,548
Chilean peso	5,180	5,053
Colombian peso	635	505
Euro	1,323	1,369
U.S. dollar	8,250	6,235
Other currency	23,990	23,200

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	320,896	239,712	33,025	86,573
Argentine peso	1	2	-	-
Brazilian real	57	59	153	163
Chilean peso	117,872	40,552	13,403	70,639
Euro	197	87	323	258
U.S. dollar	202,766	198,996	19,019	15,504
Other currency	3	16	127	9

Trade and other accounts payables, current	1,264,397	1,285,233	32,109	20,908
Argentine peso	214,850	228,069	17,079	7,315
Brazilian real	71,897	71,446	1,103	37
Chilean peso	308,294	312,921	8,716	10,991
Colombian peso	12,713	12,300	1,481	1,165
Euro	140,998	143,780	254	41
U.S. dollar	399,722	392,914	180	912
Peruvian sol	9,342	11,759	2,332	222
Mexican peso	15,495	16,546	196	60
Pound sterling	35,077	35,269	111	45
Uruguayan peso	321	441	23	-
Other currency	55,688	59,788	634	120

Accounts payable to related entities, current	4	(229)	-	-
U.S. dollar	4	(229)	-	-

Other provisions, current	-	14	1,016	1,628
Chilean peso	-	-	29	29
Other currency	-	14	987	1,599

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial liabilities, current	41,287	42,467	10	50
Argentine peso	547	961	-	-
Brazilian real	762	976	3	3
Chilean peso	5,602	5,836	1	1
Colombian peso	547	622	-	38
Euro	2,972	3,206	-	-
U.S. dollar	20,098	19,707	-	-
Other currency	10,759	11,159	6	8

Total current liabilities	1,626,584	1,567,596	66,160	109,159
Argentine peso	215,398	229,032	17,079	7,315
Brazilian real	72,716	72,481	1,259	203
Chilean peso	431,768	359,309	22,149	81,660
Colombian peso	13,260	12,922	1,481	1,203
Euro	144,167	147,073	577	299
U.S. dollar	622,590	611,787	19,199	16,416
Other currency	126,685	134,992	4,416	2,063

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	264,584	268,320	3,870	4,250	402,038	403,841
Chilean peso	178,837	180,150	1,062	1,320	396,541	398,199
Brazillian real	265	351	-	-	-	-
Euro	340	427	-	-	-	-
U.S. dollar	85,036	87,280	2,808	2,930	5,497	5,642
Other currency	106	112	-	-	-	-

Accounts payable, non-current	123,630	70,145	1,370	1,390	272	241
Chilean peso	47,596	47,752	1,370	1,390	272	241
U.S. dollar	74,770	21,051	-	-	-	-
Other currency	1,264	1,342	-	-	-	-

Other provisions, non-current	43,381	45,834	-	-	-	-
Argentine peso	637	696	-	-	-	-
Brazillian real	25,018	26,872	-	-	-	-
Colombian peso	247	278	-	-	-	-
Euro	11,223	11,736	-	-	-	-
U.S. dollar	6,256	6,252	-	-	-	-

Provisions for employees benefits, non-current	58,710	64,152	-	-	-	-
Chilean peso	58,710	64,152	-	-	-	-

Total non-current liabilities	490,305	448,451	5,240	5,640	402,310	404,082
Argentine peso	637	696	-	-	-	-
Brazilian real	25,283	27,223	-	-	-	-
Chilean peso	285,143	292,054	2,432	2,710	396,813	398,440
Colombian peso	247	278	-	-	-	-
Euro	11,563	12,163	-	-	-	-
U.S. dollar	166,062	114,583	2,808	2,930	5,497	5,642
Other currency	1,370	1,454	-	-	-	-

	As of	As of
General summary of foreign currency:	March 31,	December 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Total assets	469,254	781,177
Argentine peso	19,964	30,563
Brazilian real	51,275	34,422
Chilean peso	59,483	96,673
Colombian peso	4,324	3,864
Euro	34,177	40,869
U.S. dollar	205,698	482,840
Other currency	94,333	91,946

Total liabilities	2,590,599	2,534,928
Argentine peso	233,114	237,043
Brazilian real	99,258	99,907
Chilean peso	1,138,305	1,134,173
Colombian peso	14,988	14,403
Euro	156,307	159,535
U.S. dollar	816,156	751,358
Other currency	132,471	138,509

Net position
Argentine peso	(213,150)	(206,480)
Brazilian real	(47,983)	(65,485)
Chilean peso	(1,078,822)	(1,037,500)
Colombian peso	(10,664)	(10,539)
Euro	(122,130)	(118,666)
U.S. dollar	(610,458)	(268,518)
Other currency	(38,138)	(46,563)

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings / (loss) per share	2021	2020
	Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	(430,867)	(2,120,243)
Weighted average number of shares, basic	606,407,693	606,407,693
Basic earnings / (loss) per share (US$)	(0.71052)	(3.49640)

	For the period ended
	March 31,
Diluted earnings / (loss) per share	2021	2020
	Unaudited

Earnings / (loss) attributable to owners of the parent (ThUS$)	(430,867)	(2,120,243)
Weighted average number of shares, basic	606,407,693	606,407,693
Weighted average number of shares, diluted	606,407,693	606,407,693
Diluted earnings / (loss) per share (US$)	(0.71052)	(3.49640)

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. On November 11, 2019 there was a totally favorable decision for Tam Viagens S.A. The Municipio filed an appeal that is pending.	77,214

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines initiated a reorganization proceeding in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, filing a voluntary request for relief pursuant thereto (the “Chapter 11 Proceeding”), which grants an automatic stay of enforcement for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 affiliates individually filed a voluntary bankruptcy petition with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 11 of the United States Bankruptcy Code. Subsequently, on July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors”), including TAM Linhas Aereas S.A., filed voluntary bankruptcy applications with the Court pursuant to Chapter 11 of the United States Bankruptcy Code. The cases are pending ruling before the Honorable Judge James L. Garrity Jr. and are jointly administered under case number 20-11254. On September 18, 2020, LATAM Airlines Group S.A. received approval of the amended proposal on Debtor in Possession (DIP) financing submitted September 17, 2020 to the United States District Court for the Southern District of New York. On January 27, 2021, the judge extended the period in which LATAM has the exclusive right to submit a reorganization plan to June 30, 2021. The deadlines for LATAM’s creditors to present evidence of their claims have expired. LATAM has continued to reconcile claims and enter objections. It is also continuing with the evaluation of its contracts and has rejected some of them. It continues to revise its fleet and develop the Reorganization Plan.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Currently the proceeding remains open.	-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies.	-0-

LATAM Airlines Perú S.A	INDECOPI	-	Request for a preventive bankruptcy process.	On May 27, 2020, LATAM Airlines Peru submitted a request for a preventive bankruptcy process before the Indecopi of Peru and is awaiting admission.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$10,072 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (ThUS$9.652 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020.

9,652

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany). In the case of Germany, the suspension of the case has been requested, relying on the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN CARGO, S.A. in the United States (Chapter 11) in May 2020. The German Court has not yet ruled on this request. DB Barnsdale AG, British Airways, KLM, Martinair, Air France, Lufthansa, Lufthansa Cargo and Swiss Air filed claims with the U.S. Bankruptcy Court before the deadline set for Chapter 11 creditors. Some were contested and are under review. LATAM continues to reconcile claims.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	7,860

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3,283– R$17,063,902.35). We must await a decision on the Treasury appeal.	8,116

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$62,923. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					62,923

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	18,958

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants filed a remedy of reconsideration. The case was submitted to the Judge for a decision on January 28, 2021.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash and Regional One have filed claims with the U.S. Bankruptcy Court before the deadline set for Chapter 11 creditors. Some were contested and are under review. LATAM continues to reconcile claims.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court.	47,582

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	14,083

TAM Linhas Aéreas S.A.	Ministerio de Trabajo	0001734-78.2014.5.02.0045	This action was filed by the Ministry of Labor seeking compliance with the laws on rest time, overtime and similar issues. It is before the São Paulo Labor Court.	Initial stage. It could potentially impact operations and control of employees’ working hours. The case was won at the trial court level, but the Public Prosecutor appealed that decision, which failed at the appellate court level. The Prosecutor then filed a motion requesting clarification that he later withdrew. He proposed taking it as far as the supreme court, but he did not go through with it. The Prosecutor has filed a remedy internally that is pending a decision by the Labor Supreme Court (TST).	12,161

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	18,365

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	28,730

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,115

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	14,833

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	10,614

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018.	22,819

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	55,917

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	12,512

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	87,790

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,735

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	8,580

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,498

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	7,934

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019. On 04/30/2020, we were notified of the unfavorable court ruling in the first instance, filing an appeal. The Court of Appeals confirmed the trial court’s decision. The case is now before the Superior Court of Labor.	11,329

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	8,396

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	7,925

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	7,499

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	30,728

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. On April 6, 2020 the Court issued a Temporary Suspension Order given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The parties must notify the Court monthly of the possibility of moving forward. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,328

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,843

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,372

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,968

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,483

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,097

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,299

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	8,796

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending.	24,230

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending.	13,843

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending.	8,389

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending.	8,906

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined.

New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On December 18, 2020, the Bankruptcy Court sustained part of CONADECUS’s petition, but only to allow it to continue its appeal against the decision by the 23rd Civil Court of Santiago and solely so that the Court of Appeals can decide whether or not a stay is admissible under Chilean insolvency law. On December 31, 2020, CONADECUS petitioned to continue with its appeal against the decision by the 25th Civil Court that approved the reconciliation between AGRECU and LATAM. On February 9, 2021, the Bankruptcy Court sustained just one of the petitions of CONADECUS. As a result, they can continue their appeal against the decision by the 25th Civil Court that approved the reconciliation of AGRECU and LATAM.

-0-

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2021, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company, which as of this date are not quantifiable.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last move in this investigation corresponds to the response to a trade in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in this investigation corresponds to a statement on September 11, 2019

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law.

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. The last move this investigation corresponds to the response to a trade in March 2021.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. The most recent developments in this investigation are responses to official letters in February and April 2021 dealing with cargo and passenger fares.

NOTE 32 - COMMITMENTS

(a)	Commitments for loans obtained

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of December 31, 2020, this line of credit is fully used.

As of March 31, 2021, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the financing agreements of the Company generally establish clauses regarding changes in the ownership structure and in the controller and disposition of assets (which mainly refers to significant transfers of assets).

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property.

Accordingly, counterparties are stayed from taking any actions as a result of such purported defaults. Specifically, the financing agreements of the Company generally establish that the filing of bankruptcy or similar proceedings constitute an event of default, which are unenforceable under the Bankruptcy Code. At the date of the issuance of these financial statements, the Company has not received notices of termination of financing arrangements, based on such an event of default.

On September 29, 2020 the company signed the so-called "DIP Financing", which contemplates minimum liquidity restrictions of at least US $ 400 million at a consolidated level.

LATAM's obligations to the lenders of the DIP Financing have a super administrative preference recognized under Chapter 11 of the U.S. Bankruptcy Code with respect to the other liabilities of the company and entities of its corporate group that have filed for Chapter 11 proceedings ("Related Subsidiaries") prior to the commencement of the Chapter 11 proceeding.

In addition, in order to secure the debt under the DIP Financing, LATAM and the Related Subsidiaries granted certain guarantees, including, but not limited to, (i) in-rem guarantees to be granted over certain specified assets, such as spare engines, spare inventory, shares in certain subsidiaries (including, but not limited to, (a) a pledge over the shares owned by LATAM in LAN Cargo S.A., Inversiones Lan S.A., Lan Pax Group S.A., LATAM Travel II S.A., Technical Training Latam S.A. and Holdco I S.A., (b) pledge over the shares owned by LAN Cargo S.A. in Transporte Aéreo S.A., Inversiones Lan S.A., Fast Air Almacenes de Carga S.A. and Lan Cargo Inversiones S.A. and (c) pledge over the shares owned by Inversiones LAN S.A. in LAN Cargo S.A., Transporte Aéreo S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A. and Lan Cargo Inversiones S.A.), among others, under the laws of the jurisdictions in which they are located, (ii) personal guarantees of the Related Subsidiaries and (iii) a in-rem guarentee of general nature over the assets of LATAM and the Related Subsidiaries other than certain "Excluded Assets" comprising, among other things, the aircraft and the "Carve-Out" including, among other things, certain funds assigned for expenses of the Chapter 11 proceedings.

(b) Other commitments

At March 31, 2021 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value
			ThUS$	Release
Creditor Guarantee	Debtor	Type	Unaudited	date

Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Thirty-three letters of credit	187,183	Jul-24-21
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	One letter of credit	1,332	Nov-30-21
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Three letters of credit	2,871	Dec-04-21
American Alternative Insurance
Corporation	Latam Airlines Group S.A.	Twelve letters of credit	4,315	Apr-05-21
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,793	Mar-29-22
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Group S.A.	One letter of credit	1,500	Jun-18-21
Metropolitan Dade County	Latam Airlines Group S.A.	Seven letters of credit	2,282	Apr-09-21
BBVA	Latam Airlines Group S.A.	One letter of credit	4,527	Jan-16-22
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan-27-22
Sociedad Concesionaria Pudahuel S.A.	Latam Airlines Group S.A.	Six letters of credit	1,953	Apr-01-21
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Five letters of credit	2,074	Jul-30-21
Tesorería Nacional de la República	Latam Airlines Group S.A.	One letter of credit	1,416	Apr-30-21
Procon	Tam Linhas Aéreas S.A.	Fourteen insurance policy guarantee	17,152	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	Five insurance policy guarantee	53,003	Nov-09-21
Procuradoria da Fazenda Nacional	Tam Linhas Aéreas S.A.	One letter of credit	6,060	Ago-10-21
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	Two letters of credit	1,357	Sep-23-24
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	2,300	Jun-25-23
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,373	May-29-25
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	10,969	Jul-05-23
Vara Civel Campinas SP.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,487	Jun-14-24
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	One letter of credit	1,300	Jan-25-22
7ª Turma do Tribunal Regional Federal da 1ª Região	Tam Linhas Aéreas S.A.	An insurance policy guarantee	41,993	Apr-20-23
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	Tam Linhas Aéreas S.A.	One letter of credit	1,547	Apr-01-21
Bond Safeguard Insurance Company	Tam Linhas Aéreas S.A.	One letter of credit	2,700	Jul-14-21
União Federal Fazenda Nacional	Tam Linhas Aéreas S.A.	An insurance policy guarantee	2,304	Nov-16-25
1° Vara de Execuções Fiscais e de Crimes Contra a Ordem Trib da Com de Fortaleza	Tam Linhas Aéreas S.A.	One letter of credit	2,240	Apr-01-21
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro	Tam Linhas Aéreas S.A.	One letter of credit	1,183	Apr-01-21
Adilson José Ferreira Manoel (trabalhista)	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,041	Jul-02-25
Municipio Do Rio De Janeiro	Tam Linhas Aéreas S.A.	One letter of credit	1,040	Apr-01-21
Uniao Federal	Absa Linhas Aereas
	Brasileira S.A.	Five insurance policy guarantee	31,247	May-19-21
Vara Federal da Subseção	Absa Linhas Aereas
de Campinas SP	Brasileira S.A.	One letter of credit	1,793	Feb-20-23
Tribunal de Justição	Absa Linhas Aereas
de São Paulo.	Brasileira S.A.	Two letters of credit	5,265	Sep-23-24
7ª Turma do Tribunal Regional	Absa Linhas Aereas
Federal da 1ª Região	Brasileira S.A.	An insurance policy guarantee	1,638	May-07-23
			410,538

Letters of credit related to assets for right of use are included in Note 17 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		At March 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2021	2020
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales		-	20
				Interest received (*)	CLP	(6,946)	-
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services provided of cargo transport	CLP	-	3
				Services received advertising	CLP	-	(206)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provide	CLP	3	12

96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	1	1
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport	US$	10	14
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	lease of real estate received	US$	(5)	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided	BRL	2	11
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	-	13,860
				Interlineal received service	US$	(2,015)	(2,237)
				Interlineal provided service	US$	1,845	1,041
				Services provided of handling	US$	227	231
				Compensation for early return of aircraft	US$	-	(290)
				Services provided / received others	US$	519	-
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(1,396)	(2,153)
				Interlineal provided service	US$	924	2,047
				Services received maintenance	US$	-	(1,313)
				Services provided / received others	US$	(1)	-
Foreign	QA Investments Ltd	Common shareholder	Jersey Channel Islands	(*) Interest receiced	US$	(8,682)	-
Foreign	QA Investments 2 Ltd	Common shareholder	Jersey Channel Islands	(*) Interest receiced	US$	(8,682)	-
Foreign	Lozuy S.A.	Common shareholder	Uruguay	(*) Interest receiced	US$	(1,736)	-

(*) Corresponding to DIP tranche C.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Remuneration	2,540	2,853
Management fees	103	57
Non-monetary benefits	108	991
Short-term benefits	2,913	13,186
Termination benefits (*)	395	3,218
Total	6,059	20,305

(*)	Includes termination benefits ThUS $ 395, related to the reorganization within the framework of Chapter 11 are classified in Note 27, under expenses from restructuring activities.

NOTE 34 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Fuel hedge	-	(13,686)
Hedging margin guarantees	(1,734)	(65,129)
Change reservation systems	(611)	(528)
Tax paid on bank transaction	(4,396)	(3,703)
Fuel derivatives premiums	(3,919)	(2,225)
Bank commissions, taxes paid and other	(435)	(803)
Guarantees	(4,541)	(362)
Total Other inflows (outflows) Operation flow	(17,370)	(86,436)
Tax paid on bank transaction	(83)	(1,275)
Total Other inflows (outflows) Investment flow	(83)	(1,275)
Settlement of derivative contracts	-	(1,727)
Others	(3,415)	-
Total Other inflows (outflows) Financing flow	(3,415)	(1,727)

(c)	Dividends:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Latam Airlines Perú S.A. (*)	-	(571)
Total dividends paid	-	(571)

(*) Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2020	Capital	Capital	Interest	and others (*)	Reclassifications	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited			Unaudited		Unaudited
Loans to exporters	151,701	-	-	-	2,402	-	154,103
Bank loans	525,273	-	-	-	2,707	-	527,980
Guaranteed obligations	1,318,856	-	(7,776)	(8,948)	(275,313)	-	1,026,819
Other guaranteed obligations	1,939,116	-	(7,974)	(8,680)	47,784	-	1,970,246
Obligation with the public	2,183,407	-	-	-	32,503	-	2,215,910
Financial leases	1,614,501	-	(2,492)	(14,975)	288,048	-	1,885,082
Other loans	-	-	-	-	42,038	-	42,038
Lease liability	3,121,006	-	(61,955)	(8,584)	(58,574)	-	2,991,893
Total Obligations with financial institutions	10,853,860	-	(80,197)	(41,187)	81,595	-	10,814,071

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2019	Capital	Capital	Interest	and others	Reclassifications	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited			Unaudited		Unaudited
Loans to exporters	341,475	125,000	(40,000)	(1,844)	2,753	-	427,384
Bank loans	217,255	1,598	(4,675)	(2,377)	(7,044)	-	204,757
Guaranteed obligations	2,157,327	192,972	(45,614)	(20,037)	21,436	(137,720)	2,168,364
Other guaranteed obligations	580,432	531,229	(30,292)	(5,691)	5,623	-	1,081,301
Obligation with the public	2,064,934	-	(274)	(27,726)	(33,429)	-	2,003,505
Financial leases	1,730,843	-	(170,673)	(18,839)	13,752	137,720	1,692,803
Other loans	101,261	-	(101,026)	(1,151)	916	-	-
Lease liability	3,172,157	-	(109,525)	(44,199)	34,934	-	3,053,367
Total Obligations with financial institutions	10,365,684	850,799	(502,079)	(121,864)	38,941	-	10,631,481

(*) Accrued interest and others, includes ThUS$ (20,106), associated with the rejection of fleet contracts.

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Increases (payments)	-	(31,803)
Recoveries	-	1,598
Total cash flows	-	(30,205)

(f)	Additions of property, plant and equipment and Intangibles

	For the period ended
	At March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited

Net cash flows from
Purchases of property, plant and equipment	25,296	134,730
Additions associated with maintenance	12,137	55,215
Other additions	13,159	79,515

Purchases of intangible assets	9,044	13,956
Other additions	9,044	13,956

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended
	March 31,
	2021	2020
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	18,347	3,551
Net cash flows from (used in) investment activities	(13,872)	(271)
Net cash flows from (used in) financing activities	-	-
Effects of variation in the exchange rate on cash and cash equivalents	(4,475)	(3,280)
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A is committed to sustainable development seeking to generate social, economic and environmental value for the countries where it operates and for all its stakeholders. The company manages environmental issues at the corporate level, centralized in the Corporate Affairs and Sustainability Management. The company is committed to monitoring and mitigating its impact on the environment in all of its ground and air operations, being a key actor in the solution and search for alternatives to face the challenge of climate change.

Some of the functions of the Corporate Affairs and Sustainability Management in environmental issues, together with the various areas of the company, is to ensure that environmental legal compliance is maintained in all the countries where it is present and in 100% of its operations, to implement and to maintain a corporate environmental management system, to use non-renewable resources such as jet fuel efficiently, to dispose of its waste responsibly, and to develop programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental, social and economic benefits for the company and its environment.

Within the current sustainability strategy, the environment dimension is called Climate Change, and its objective is for the company to assume a leadership role in the region in this area, for which it works on the following aspects:

i.	Implementation of management systems and environmental certifications
ii.	Promotion of a circular economy
iii.	Measurement and management of the corporate carbon footprint
iv.	Emissions Offset Program
v.	Development of sustainable alternative fuels and energy
vi.	Creation of Shared Value

During 2020, the company worked on updating its sustainability strategy, co-building it with its stakeholders and experts in different topics, which allows it to respond to the new challenges it is facing by being part of the solution, with the objective of to be an asset in the countries where it operates and to generate value for them. This update was made in the midst of the health crisis, with the company convinced that its recovery comes hand in hand with being a leader in the region in sustainability. This strategy will be made public during 2021, once it has been validated by all the actors who participated. At the same time, during 2020, the company worked on the following initiatives:

- Maintenance of the certification of the international standard ISO 14001 in the cargo operation in Miami.

- Maintenance of the stage 2 certifications of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of six airlines in the world that have this certification

- Maintenance of stage 1 certification of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is the domestic and international operations of Colombia

- Response to the DJSI (Dow Jones Sustainability Index) questionnaire

- Neutralization of domestic air operations in Colombian operations

- Incorporation of 100% electrical energy from renewable sources in the facilities of the maintenance base and the corporate building of operations in Chile

- Verification of company emissions under the EU-ETS and CORSIA schemes.

- Strengthening of the Solidarity Plane program.

It is highlighted that LATAM Airlines Group, during 2020, had an excellent performance in the sustainability evaluation of the Dow Jones Sustainability Index, the best in its history. However, the company was delisted from the different indices (World, MILA and Chile), for being in Chapter 11.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On April 8, 2021, in accordance with Chapter 11 Procedure, was filed in the Court for the South District of New York of the United States a motion to reject 7 aircraft of the A350 family registered under IFRS 16, these will have an effective date of rejection within the months of April, May and June 2021.

On April 22, 2021, in accordance with Chapter 11 Procedure, the Court for the South District of New York of the United States  approved a motion to implement certain lease amendment of 23 aircraft of the A320 family registered under IFRS 16.

On April 29, 2021, LATAM and Boeing entered into certain arrangements with respect to purchase agreements for certain B787 and B777 aircraft, whereby the parties agreed to terminate orders for four B787 and one B777F aircraft. As a result of the amendments, LATAM will maintain its purchase orders in respect of two B787 aircraft, with proposed delivery dates in December 2021. These arrangements contemplate that LATAM will have no further liability with regards to the terminated aircraft orders. All arrangements are subject to approval by the Bankruptcy Court.

After March 31, 2021 and until the date of issuance of these financial statements, there are no others known events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2021, have been approved in the Extraordinary Board Meeting of May 6, 2021.